EXHIBIT 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

Seagate Technology

MD Merger Corporation

and

Maxtor Corporation

Dated as of December 20, 2005

i

	5.6	SEC Filings; Financial Statements	22
	5.7	Broker’s Fees	23
	5.8	Absence of Certain Changes or Events	23
	5.9	Legal Proceedings	23
	5.10	Compliance With Applicable Law	24
	5.11	Undisclosed Liabilities	24
	5.12	Operations of Merger Sub	24
	5.13	Seagate Information	24

6.	Covenants Relating to Conduct Of Business		24
	6.1	Conduct of Business Prior to the Effective Time	24
	6.2	Maxtor Forbearances	25
	6.3	No Fundamental Seagate Changes	27
	6.4	No Control of Other Party’s Business	27

7.	Additional Agreements		27
	7.1	Further Actions	27
	7.2	Access to Information	29
	7.3	Preparation of Proxy Statement; Stockholders Meetings	29
	7.4	Affiliates	31
	7.5	Stock Exchange Listing	31
	7.6	Indemnification; Directors’ and Officers’ Insurance	31
	7.7	Advice of Changes	32
	7.8	No Solicitation	32
	7.9	Employee No-Hire/Non-Solicit	34
	7.10	Tax Reporting Requirement	34
	7.11	Resignation of Maxtor Directors	34
	7.12	Appointment of Seagate Directors	34
	7.13	Exemption From Liability Under Section 16(b)	34
	7.14	Takeover Statutes	35
	7.15	Convertible Senior Notes	35

8.	Conditions Precedent		35
	8.1	Conditions to Each Party’s Obligation to Effect the Merger	35
	8.2	Conditions to Obligations of Seagate	36
	8.3	Conditions To Obligations Of Maxtor	36

9.	Termination and Amendment		37
	9.1	Termination	37
	9.2	Effect of Termination	38
	9.3	Amendment	40
	9.4	Extension; Waiver	40

10.	General Provisions		40
	10.1	Nonsurvival of Representations, Warranties and Agreements	40
	10.2	Expenses	40
	10.3	Notices	40
	10.4	Interpretation; Mutual Drafting	41
	10.5	Counterparts	42
	10.6	Entire Agreement	42
	10.7	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	42
	10.8	Severability	42
	10.9	Publicity	43
	10.10	Assignment; Third Party Beneficiaries	43

EXHIBITS

Exhibit A	Requisite Regulatory Approvals

INDEX OF DEFINED TERMS

1987 Indenture	12
2.375% Convertible Notes	10
2003 Indenture	12
2005 Indenture	12
5 3/4% Notes	12
6.80% Convertible Notes	10
Acquisition Proposal	39
Agreement	1
Antitrust Law	36
Business Day	2
Cancelled Shares	2
Capitalization Date	9
Certificate	6
Certificate of Merger	1
Change in Maxtor Recommendation	39
Change in Seagate Recommendation	38
Closing	2
Closing Date	2
Code	1
Confidentiality Agreement	37
Converted Option	4
Converted RSU	5
Convertible Notes	10
Customer Information	25
Delaware Secretary	1
DGCL	1
DOJ	36
ECMR	11
Effective Time	2
Environmental Laws	22
ERISA	17
ERISA Affiliate	17
Exchange Act	13
Exchange Agent	6
Exchange Fund	6
Exchange Ratio	3
Foreign Plan	17
FTC	36
GAAP	8
Governmental Entity	12
HSR Act	11
In-Bound Maxtor IP Agreements	23
Indemnified Parties	40
Indentures	12
Insurance Amount	40
Intellectual Property	25
Intellectual Property Rights	25
Joint Proxy Statement/Prospectus	12
Liens	10
Material Adverse Effect	8
Maxtor	1
Maxtor Common Stock	2
Maxtor Contract	20
Maxtor Disclosure Schedule	8
Maxtor ESPP	4

Maxtor Expenses	50
Maxtor Insiders	44
Maxtor Intellectual Property	25
Maxtor IP Agreements	23
Maxtor Option	3
Maxtor Preferred Stock	9
Maxtor Products	25
Maxtor RSU	5
Maxtor RSU Plans	5
Maxtor SEC Reports	13
Maxtor Source Code	25
Maxtor Stock Plans	4
Maxtor Stockholder Approval	11
Maxtor Stockholders Meeting	39
Merger	1
Merger Sub	1
Merger Sub Common Stock	3
Non-Clearance Fee	50
Notice Period	42
NYSE	3
Open Source	24
Out-Bound Maxtor IP Agreements	23
PBGC	18
Plans	17
Post-Closing Tax Period	16
Pre-Closing Tax Period	16
Representatives	41
Requisite Regulatory Approvals	46
Restraint	48
S-4	12
Seagate	1
Seagate Common Stock	3
Seagate Disclosure Schedule	26
Seagate Expenses	50
Seagate Preferred Stock	26
Seagate SEC Reports	28
Seagate Share Issuance	12
Seagate Share Price	3
Seagate Stockholder Approval	27
Seagate Stockholders Meeting	38
SEC	12
Section 16 Information	44
Securities Act	13
Source Code	25
Source Code Disclosure Agreement	25
Specified Covenants	47
Subsidiary	9
Superior Proposal	42
Surviving Company	1
Takeover Statute	21
Tax Return	16
Taxes	16
Termination Date	48
Termination Fee	49
Voting Agreement	1

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 20, 2005 (as amended, supplemented or otherwise modified from time to time, this “Agreement”), is entered into by and among Seagate Technology, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Seagate”), MD Merger Corporation, a Delaware corporation and a direct wholly owned subsidiary of Seagate (“Merger Sub”), and Maxtor Corporation, a Delaware corporation (“Maxtor”).

The respective Boards of Directors of each of Seagate and Maxtor have determined that it is in the best interests of their respective companies and stockholders for Seagate to acquire Maxtor upon the terms and subject to the conditions set forth herein.

The Boards of Directors of Seagate, Merger Sub and Maxtor have each approved the merger of Merger Sub with and into Maxtor (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and subject to the conditions set forth herein, which Merger will result in, among other things, Maxtor becoming a wholly owned subsidiary of Seagate.

As a condition to Maxtor entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Maxtor is entering into a Voting Agreement with certain significant stockholders of Seagate (the “Voting Agreement”) pursuant to which, among other things, such stockholders have agreed, subject to the terms and conditions thereof, to vote all shares of Seagate Common Stock owned by them in accordance with the terms of the Voting Agreement.

It is the intention of the parties to this Agreement that the Merger be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, and that this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

Therefore, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

1.	THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the DGCL, at the Effective Time (as hereinafter defined) Merger Sub shall merge with and into Maxtor. Maxtor shall be the surviving corporation (hereinafter sometimes called the “Surviving Company”) in the Merger, and shall continue its corporate existence under the laws of the State of Delaware as a wholly owned Subsidiary of Seagate.

1.2 Effective Time. The Merger shall become effective as set forth in the certificate of merger (the “Certificate of Merger”) which shall be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”), on the Closing Date (as hereinafter defined). The term “Effective Time” shall mean the time on the Closing Date when the Merger becomes effective, as set forth in the Certificate of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the DGCL.

1.4 Closing of the Merger. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 9:00 a.m. Eastern time on the date that is the second Business Day after the satisfaction or waiver (subject to applicable law) of the conditions set forth in Section 8 hereof, other than conditions which by their terms are to be satisfied at Closing, or such other date or time as the parties may mutually agree (the “Closing Date”). For purposes of this Agreement, a “Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which the office of the Delaware Secretary is closed.

1.5 Certificate of Incorporation. At the Effective Time, the Restated Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as the Certificate of Incorporation of Merger Sub read immediately prior to the Effective Time, except that (i) the name of the Surviving Company shall be Maxtor and (ii) the provision in the Certificate of Incorporation of Merger Sub naming its incorporator shall be omitted.

1.6 Bylaws. At the Effective Time, the Bylaws of the Surviving Corporation shall be amended so as to read in their entirety as the Bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable law, except the references to Merger Sub’s name shall be replaced by references to Maxtor’s name.

1.7 Board of Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Company, until their respective successors are duly elected or appointed (as the case may be) and qualified.

1.8 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company, each to hold office until the earlier of such officer’s resignation or removal.

2.	EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

2.1 Conversion of Maxtor Capital Stock. At the Effective Time, without any action on the part of Seagate, Merger Sub, Maxtor or the holder of any of the shares of common stock of Maxtor, the Merger shall be effected in accordance with the following terms:

(a) All shares of common stock, par value $0.01 per share, of Maxtor (the “Maxtor Common Stock”) owned directly by Maxtor (including treasury shares) or Seagate (other than shares in trust accounts, managed accounts and the like or shares held in satisfaction of a debt previously contracted) shall be cancelled and retired (the “Cancelled Shares”) and shall not represent capital stock of the Surviving Company and shall not be exchanged for common shares, par value $0.00001 per share, of Seagate (“Seagate Common Stock”), cash or other consideration.

(b) Each outstanding share of Maxtor Common Stock (other than the Cancelled Shares) shall, subject to Section 2.2, be converted into and become the right to receive 0.37 validly issued, fully paid and nonassessable shares of Seagate Common Stock (the “Exchange Ratio”).

(c) The Exchange Ratio set forth above shall be subject to appropriate adjustments in the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding Seagate Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through reorganization, recapitalization, reclassification, share dividend (including any dividend or distribution of securities convertible into Seagate Common Stock), share split, reverse share split, or other like changes in Seagate’s capitalization, or a record date that is subsequent to the date of this Agreement but prior to the Effective Time has been established by Seagate in regard to any of the foregoing.

2.2 No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of Seagate Common Stock shall be issued in the Merger. Each holder of Maxtor Common Stock who otherwise would have been entitled to a fraction of a share of Seagate Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of Maxtor Common Stock owned by such holder immediately prior to the Effective Time) by the Seagate Share Price. The “Seagate Share Price” shall mean the average of the closing sale prices of one share of Seagate Common Stock for the twenty trading days immediately preceding the Closing Date on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

2.3 Conversion of Merger Sub Capital Stock. At the Effective Time, each share of Common Stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Company and shall thereafter constitute all of the issued and outstanding capital stock of the Surviving Company. Each stock certificate of Merger Sub evidencing ownership of any shares of Merger Sub Common Stock shall continue to evidence ownership of shares of capital stock of the Surviving Company.

2.4 Treatment of Options and Other Stock-Based Awards.

(a) At the Effective Time, each option granted (or previously assumed) by Maxtor to purchase shares of Maxtor Common Stock (each a “Maxtor Option”), which is outstanding and unexercised immediately prior to the Effective Time shall cease to represent a right to acquire shares of Maxtor Common Stock and shall be assumed by Seagate and converted automatically, and in accordance with the terms of the plan documents and agreements, notices or letters governing such options, into an option to purchase shares of Seagate Common Stock (a “Converted Option”) in an amount and at an exercise price determined as provided below (and each Converted Option otherwise shall remain subject to the terms of the Maxtor Amended and Restated 1996 Stock Option Plan, the Maxtor 2005 Performance Incentive Plan, or other governing share-based plan document, including plan documents governing options that have previously been assumed by Maxtor as a result of corporate acquisition transactions by Maxtor, as applicable (collectively, and in each case as the same may be amended to the date hereof, the “Maxtor Stock Plans”) and the agreements, notices or letters evidencing grants thereunder):

(i) the number of shares of Seagate Common Stock to be subject to the Converted Option shall be equal to the product of (x) the number of shares of Maxtor Common Stock subject to the Maxtor Option and (y) the Exchange Ratio, provided that any fractional shares of Seagate Common Stock resulting from such multiplication shall be rounded down to the nearest whole share; and

(ii) the exercise price per share of Seagate Common Stock under the Converted Option shall be equal to the exercise price per share of Maxtor Common Stock under the Maxtor Option divided by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent.

In the case of any Maxtor Option which is, immediately prior to the Effective Time, an “incentive stock option” (as defined in Section 422 of the Code), the exercise price, the number of shares purchasable pursuant to the corresponding Converted Option and the terms and conditions of exercise of such Converted Option shall be determined in order to comply with Section 424(a) of the Code and to avoid a “modification” of any such option under Code Section 424(h). In all events, Maxtor Options shall be converted into Converted Options in such a manner as to be compliant with Section 409A of the Code (or an available exemption therefrom) and any guidance issued thereupon by the U.S. Department of Treasury. Except as otherwise provided in this Section 2.4, the duration and other terms of each Converted Option shall be the same as the applicable Maxtor Option, except that all references to Maxtor shall be deemed to be references to Seagate. Prior to the Effective Time, Maxtor shall take all action necessary to be taken by Maxtor in order to effect the foregoing provisions of this Section 2.4(a).

(b) The foregoing provisions of Section 2.4(a) shall not apply to the Maxtor 1998 Employee Stock Purchase Plan or any other plan, program or arrangement intending to qualify as an employee stock purchase plan under Section 423 of the Code (the “Maxtor ESPP”). The Maxtor ESPP and all outstanding rights thereunder shall terminate at the Effective Time and the offering periods thereunder shall be deemed to end on the NYSE trading day immediately preceding the Closing Date, and the rights of each participating Maxtor employee then outstanding shall be deemed to be automatically exercised on such NYSE trading day. On such trading day, each participating Maxtor employee will be credited with the number of shares of Maxtor Common Stock purchased for his or her account(s) under the Maxtor ESPP during such offering period and such shares shall be treated in the manner described in Section 2.1.

(c) Except as provided herein or as otherwise agreed to by the parties, Maxtor shall ensure that following the Effective Time no holder of a Maxtor Option nor any holder of any other equity-based right shall have any right to acquire equity securities of Maxtor or the Surviving Company.

(d) At the Effective Time, each restricted stock unit award granted by Maxtor under the Maxtor 2005 Performance Incentive Plan and the Restricted Stock Unit Plan (the “Maxtor RSU Plans”) representing a right to receive upon a future date or dates shares of Maxtor Common Stock (each a “Maxtor RSU”) which is outstanding and which has not been settled by the issuance of shares of Maxtor Common Stock immediately prior to the Effective Time shall cease to represent a right to receive upon settlement shares of Maxtor Common Stock and shall be assumed by Seagate and converted automatically into a right to receive upon settlement shares of Seagate Common Stock (a “Converted RSU”) in an amount determined as provided below (and the Converted RSU otherwise shall remain subject to the terms of the applicable Maxtor RSU Plan, and the agreements, notices or letters evidencing grants thereunder). The number of shares of Seagate Common Stock to be subject to the Converted RSU shall be equal to the product of (x) the number of shares of Maxtor Common Stock subject to the Maxtor RSU and (y) the Exchange Ratio, provided that any fractional shares of Seagate Common Stock resulting from such multiplication shall be rounded down to the nearest whole share. Prior to the Effective Time, Maxtor shall take all action necessary to be taken by Maxtor in order to effect the foregoing provisions of this Section 2.4(d).

(e) As soon as reasonably practicable after the Effective Time, and not more than ten (10) Business Days thereafter, Seagate shall deliver to each holder of a Converted Option or Converted RSU an appropriate notice evidencing the foregoing assumption of the option or restricted stock unit award by Seagate. Seagate shall comply with the terms of the Maxtor Stock Plans and the Maxtor RSU Plans, as applicable, and the agreements, notices or letters, subject to the adjustments pursuant to this Section. Each holder of a Converted Option or Converted RSU shall be credited with such holder’s service with Maxtor or its Subsidiaries for purposes of determining such holder’s vesting under such Converted Option or Converted RSU, as applicable.

(f) Seagate shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Seagate Common Stock for delivery upon the exercise of the Converted Options and settlement of Converted RSUs. As soon as practicable after the Effective Time, and not more than ten (10) Business Days thereafter, Seagate shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Seagate Common Stock subject to the Converted Options and Converted RSUs and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Converted Options and Converted RSUs remain outstanding. Seagate shall administer each Converted Option and Converted RSU held by a Maxtor Insider in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent the Maxtor Options and Maxtor RSUs were administered in a manner that complied with such rule prior to the date of this Agreement.

(g) Employees of Maxtor and its Subsidiaries as of the Effective Time shall be permitted to participate in the Seagate employee stock purchase plan commencing on the first enrollment date of such plan following the Effective Time, subject to the eligibility provisions of such plan (with employees receiving credit, for purposes of such eligibility provisions, for service with Maxtor or Seagate or any of their respective Subsidiaries).

2.5 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall be, and is hereby, adopted as a plan of reorganization for purposes of Section 368 of the Code.

3.	EXCHANGE OF CERTIFICATES FOR MERGER CONSIDERATION

3.1 Seagate to Make Merger Consideration Available. At or as promptly as practicable after the Effective Time, Seagate shall deposit, or shall cause to be deposited, with a bank or trust company designated by Seagate and reasonably acceptable to Maxtor (the “Exchange Agent”), for the benefit of the holders of certificates or evidence of shares in book-entry form which immediately prior to the Effective Time evidenced shares of Maxtor Common Stock (each a “Certificate”), for exchange in accordance with this Section 3, certificates or evidence of shares in book-entry form representing the shares of Seagate Common Stock and any cash that may be payable in lieu of any fractional shares (such cash and certificates or other evidence for shares of Seagate Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”).

3.2 Exchange of Shares.

(a) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the shares of Seagate Common Stock and cash in lieu of fractional shares of Seagate Common Stock, if any, into which the shares of Maxtor Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a certificate or evidence of shares in book-entry form representing that number of shares of Seagate Common Stock (if any) to which such former holder of Maxtor Common Stock shall have become entitled pursuant to the provisions of Section 2 hereof, and (ii) a check representing the amount of cash (if any) payable in lieu of fractional shares of Seagate Common Stock, which such former holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Section 3, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash payable in lieu of fractional shares.

(b) No dividends or other distributions with a record date after the Effective Time with respect to Seagate Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 3. After the surrender of a Certificate in accordance with this Section 3, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Seagate Common Stock represented by such Certificate, and pursuant to any and all record dates set by Seagate and occurring at or after the Effective Time.

(c) If any certificate representing shares of Seagate Common Stock is to be issued in the name of any person other than the registered holder of the Certificate surrendered in exchange therefor, it shall be a condition of the issuance of such Seagate Common Stock that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Seagate Common Stock in the name of and payment of cash to any person other than the registered holder of the Certificate surrendered, or required for any other reason relating to such holder or requesting person, or shall establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) At and after the Effective Time, there shall be no transfers on the stock transfer books of Maxtor of the shares of Maxtor Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the shares of Seagate Common Stock and cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

(e) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Maxtor for six months after the Effective Time shall be paid or delivered, at the request of Seagate, to Seagate. Any stockholders of Maxtor who have not theretofore complied with this Section 3 shall thereafter look only to Seagate for issuance of the shares of Seagate Common Stock, payment of cash in lieu of any fractional shares, and payment of unpaid dividends and distributions on the Seagate Common Stock deliverable in respect of each share of Maxtor Common Stock held by such stockholder at the Effective Time, as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding anything to the contrary contained herein, none of Seagate, Maxtor, the Surviving Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Maxtor Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Seagate or the Exchange Agent, the posting by such person of a bond in such reasonable and customary amount as Seagate or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Seagate Common Stock and cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

(g) Seagate or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Maxtor Common Stock such amounts as Seagate (or any affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by Seagate or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Maxtor Common Stock in respect of whom such deduction and withholding were made by Seagate or the Exchange Agent.

4.	REPRESENTATIONS AND WARRANTIES OF MAXTOR.

Maxtor hereby represents and warrants to Seagate and Merger Sub that the statements contained in this Section 4 are true and correct, except as expressly set forth in the disclosure schedule of Maxtor delivered to Seagate concurrently herewith (the “Maxtor Disclosure Schedule”). The Maxtor Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Section 4, and the disclosure in any section or paragraph shall qualify (a) the corresponding section or paragraph in this Section 4 and (b) the other sections and paragraphs in this Section 4 only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections and paragraphs.

4.1 Corporate Organization.

(a) Maxtor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Maxtor has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect (as defined below) on Maxtor. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Maxtor, Seagate, or Seagate and Maxtor (taken together, as a whole), as the case may be, any fact, event, change, development, circumstance or effect that has a substantial, material and long term adverse effect on the business, results of operations, financial condition, assets (including intangible assets), liabilities, or properties of such party and its Subsidiaries taken as a whole; provided, however, that in determining whether a Material Adverse Effect has occurred, there shall be excluded any fact, event, change, development, circumstance or effect on the referenced party or parties which resulted from or is attributable to: (A) any change in applicable laws, rules or regulations or interpretations thereof by courts or governmental authorities, (B) any change in generally accepted accounting principles (“GAAP”) or accounting requirements applicable to such party or its Subsidiaries, (C) any change in general economic conditions in the United States or any other country in which the referenced party conducts significant operations or derives significant sales, (D) any change or condition affecting the industries in which such party operates, (E) any decrease in the market price or trading volume of such party’s common stock (provided that the underlying causes of such decrease (subject to the other provisions of this Section) shall not be excluded), (F) any failure to meet internal projections or forecasts or published revenue or earnings predictions for any period (provided that the underlying causes of such failures (subject to the other provisions of this Section) shall not be excluded), (G) the announcement, pendency or consummation of this Agreement or the transactions contemplated hereby, including, any resulting (i) shortfalls or declines in revenue, margins or profitability, (ii) loss of, or disruption in, any customer, supplier and/or vendor relationships, or (iii) loss of personnel, (H) any disruption, deterioration, or restructuring of, or loss of market share, revenues, margins or profitability from or in one or more divisions or product groups to the extent such effects are attributable to normal operating results, problems or events (provided that such effects shall not be excluded with respect to Maxtor in the event that they are attributable to a breach by Maxtor of Section 6.1, and such breach would entitle Seagate to refuse to effect the Merger pursuant to Section 8.2(b)) or (I) the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants contained herein.

(b) The copies of the Certificate of Incorporation and Bylaws of Maxtor which have previously been made available to Seagate are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

(c) Each Subsidiary of Maxtor (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) as a corporation or partnership, as the case may be, under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and in which the failure to be so qualified would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Maxtor and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. For purposes of this Agreement, “Subsidiary” means, with respect to any person, any corporation, partnership, joint venture, limited liability company or any other entity of which such person is a general partner or owns at least a majority of the stock or other equity interests in such entity the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such entity.

(d) The minute books of Maxtor previously made available to Seagate contain true, complete and correct records of all meetings and other corporate actions held or taken since December 27, 2003 of their respective stockholders and Boards of Directors (including committees of their respective Boards of Directors) other than the portion of any minutes regarding deliberations of the Board of Directors of such entities in connection with entering into this Agreement or pursuing strategic alternatives.

4.2 Capitalization.

(a) The authorized capital stock of Maxtor consists of 525,000,000 shares of Maxtor Common Stock and 95,000,000 shares of preferred stock, par value $0.01 per share, of Maxtor (the “Maxtor Preferred Stock”). As of the close of business on December 19, 2005 (the “Capitalization Date”), there were 255,792,027 shares of Maxtor Common Stock outstanding, no shares of Maxtor Preferred Stock outstanding and 13,245,738 shares of Maxtor Common Stock held in Maxtor’s treasury. As of the close of business on the Capitalization Date, no shares of Maxtor Common Stock or Maxtor Preferred Stock were reserved or to be made available for future issuance, except for 48,622,569 shares of Maxtor Common Stock reserved or to be made available for future issuance pursuant to the Maxtor Stock Plans, 5,525,557 shares of Maxtor Common Stock reserved or to be made available for future issuance under the Maxtor ESPP, up to 11,068,619 shares of Maxtor Common Stock reserved or to be made available for issuance upon conversion of Maxtor’s 6.80% Convertible Senior Notes due April 30, 2010 (the “6.80% Convertible Notes”) and up to 49,913,502 shares of Maxtor Common Stock reserved or to be made available for future issuance upon conversion of Maxtor’s 2.375% Convertible Senior Notes due

August 15, 2012 (the “2.375% Convertible Notes” or together with the 6.80% Convertible Notes, the “Convertible Notes”). All of the issued and outstanding shares of Maxtor Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except (i) as set forth in Section 4.2(a) of the Maxtor Disclosure Schedule and (ii) as set forth elsewhere in this Section 4.2(a), Maxtor does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, sale or issuance of any shares of Maxtor Common Stock or Maxtor Preferred Stock or any other equity securities of Maxtor or any securities representing the right to purchase or otherwise receive any shares of Maxtor capital stock (including any rights plan or agreement). Section 4.2(a) of the Maxtor Disclosure Schedule sets forth a true, complete and correct list of (i) the aggregate number of shares of Maxtor Common Stock issuable upon the exercise of each stock option granted under the Maxtor Stock Plans that was outstanding as of the Capitalization Date and the exercise price for each such Maxtor stock option and (ii) the aggregate number of shares of Maxtor Common Stock issuable upon the conversion of each series of debt securities of Maxtor which are convertible into, or exchangeable or exercisable for, shares of Maxtor Common Stock. Since the Capitalization Date, Maxtor has not (i) issued or repurchased any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock (other than (x) as required under the Indentures, or (y) upon the exercise of employee stock options or upon the settlement of restricted stock units awards granted prior to such date), or (ii) issued or awarded any options, restricted shares or other equity-based awards under the Maxtor Stock Plans or otherwise.

(b) Section 4.2(b) of the Maxtor Disclosure Schedule lists the name, jurisdiction of incorporation, authorized and outstanding shares of capital stock and record and beneficial owners of such capital stock for each entity in which Maxtor beneficially owns or controls, directly or indirectly, at least 10% of the equity interest in such entity, regardless of whether such entity is a Subsidiary. Except as set forth in Section 4.2(b) of the Maxtor Disclosure Schedule, Maxtor owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of Maxtor’s Subsidiaries, free and clear of any liens, charges, encumbrances, adverse rights or claims and security interests whatsoever (“Liens”), and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Neither Maxtor nor any Subsidiary thereof has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, sale or issuance of any shares of capital stock or any other equity security of any Subsidiary of Maxtor or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of any such Subsidiary.

(c) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders may vote are outstanding.

4.3 Authority; No Violation.

(a) Maxtor has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The Board of Directors of Maxtor at a duly held meeting has (i) determined that this Agreement and the Merger are fair to and in the best interests of Maxtor and its stockholders and declared this Agreement and the Merger to be advisable, (ii) approved the Merger, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (iii) recommended that stockholders of Maxtor adopt this Agreement and directed that such matter be submitted for consideration by Maxtor’s stockholders at the Maxtor Stockholders Meeting (as hereinafter defined). Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Maxtor Common Stock (the “Maxtor Stockholder Approval”), no other corporate proceedings on the part of Maxtor are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Maxtor and (assuming due authorization, execution and delivery by Seagate and Merger Sub) constitutes a valid and binding obligation of Maxtor, enforceable against Maxtor in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement by Maxtor nor the consummation by Maxtor of the transactions contemplated hereby (including the Merger), nor compliance by Maxtor with any of the terms or provisions hereof, will (i) violate any provision of the Certificate of Incorporation or Bylaws of Maxtor or any of the similar governing documents of any of its Subsidiaries or (ii) assuming that the consents, approvals, filings and other items referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Maxtor or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, or require redemption or repurchase or otherwise require the purchase or sale of any securities, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Maxtor or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Maxtor or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or other events which, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Maxtor.

4.4 Consents and Approvals. Except as set forth on Section 4.4 of the Maxtor Disclosure Schedule and except for (i) any notices required to be filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the filing with the European Commission of a merger notification in accordance with Council Regulation (EC) 139/2004 of 20 January 2004 on the Control of Concentrations between undertakings (the “ECMR”), (iii) the applicable requirements of the competent authority of any member state of the European Economic Area to which any of the transactions contemplated by this Agreement is referred pursuant to Article 9 of the ECMR, (iv) the applicable requirements of Antitrust Laws of jurisdictions other than the United States and the European Union or of investment laws relating to foreign ownership,(v) the approval of the listing of the Seagate Common Stock to be issued in the Merger on the NYSE, (vi) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form (the “Joint Proxy Statement/Prospectus”) relating to the meeting of Maxtor’s stockholders to be held to vote on adoption of this Agreement and the meeting of Seagate’s stockholders to be held to vote on the approval of the issuance of shares of Seagate Common Stock in the Merger (the “Seagate Share Issuance”), the filing and declaration of effectiveness of a registration statement on Form S-4 (the “S-4”) in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and any related filings or approvals under applicable state securities laws and “blue sky” laws, (vii) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, (viii) the adoption of this Agreement (within the meaning of Section 251 of the DGCL) by the affirmative vote of the holders of a majority of the outstanding shares of Maxtor Common Stock, (ix) any notices, officers’ certificates and opinions required to be given, and any supplemental indentures required to be executed and delivered, under any of the following: (a) the Indenture, dated as of March 1, 1987 by and between Maxtor and Security Pacific National Bank, as trustee, governing Maxtor’s 5 3/4% Convertible Subordinated Debentures (the “5 3/4% Notes”) due March 1, 2012 (the “1987 Indenture”), (b) the Indenture, dated as of May 7, 2003 by and between Maxtor and U.S. Bank National Association, as trustee, governing the 6.80% Convertible Notes (the “2003 Indenture”), or (c) the Indenture, dated as of August 15, 2005 by and between Maxtor and U.S. Bank National Association, as trustee, governing the 2.375% Convertible Notes (the “2005 Indenture” or collectively with the 1987 Indenture and the 2003 Indenture, the “Indentures”); and (vii) the consents and approvals of third parties which are not Governmental Entities (as hereinafter defined), the failure of which to be obtained would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Maxtor, no consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization (each a “Governmental Entity”) or with any third party are necessary in connection with (A) the execution and delivery by Maxtor of this Agreement and (B) the consummation by Maxtor of the Merger and the other transactions contemplated hereby.

4.5 Reports. Maxtor and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 29, 2001 with any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except as set forth on Section 4.5 of the Maxtor Disclosure Schedule or as disclosed in any Maxtor SEC Reports (as hereinafter defined) filed with the SEC prior to the date of this Agreement, (i) no Governmental Entity has initiated since December 29, 2001 or has pending or threatened any proceeding, enforcement action or, to the knowledge of Maxtor, investigation or inquiry into the business, operations, policies, practices or disclosures of Maxtor or any of its Subsidiaries (other than normal examinations conducted by a Governmental Entity in the ordinary course of the business of Maxtor and its Subsidiaries) and (ii) there is no unresolved violation, criticism, comment or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of Maxtor or any of its Subsidiaries.

4.6 SEC Filings; Financial Statements.

(a) Except as set forth in Section 4.6(a) of the Maxtor Disclosure Schedule, Maxtor has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since December 29, 2001 (all such forms, reports, statements, certificates and other documents filed since December 29, 2001, collectively, the “Maxtor SEC Reports”). None of Maxtor’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each of the Maxtor SEC Reports, as amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder and the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed. None of the Maxtor SEC Reports contained, when filed or, if amended prior to the date hereof, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Maxtor has made available to Seagate true, correct and complete copies of all written correspondence between the SEC, on the one hand, and Maxtor and any of its Subsidiaries, on the other hand, occurring since December 27, 2003, and prior to the date hereof. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Maxtor SEC Reports. To the knowledge of Maxtor, none of the Maxtor SEC Reports is the subject of ongoing SEC review or outstanding SEC comment.

(b) Each of the financial statements included (or incorporated by reference) in the Maxtor SEC Reports (including the related notes, where applicable) fairly present (subject, in the case of the unaudited statements, to normal recurring adjustments, none of which are expected to be material in nature or amount) the results of the consolidated operations and changes in stockholders’ equity and consolidated financial position of Maxtor and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. Each of such financial statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such financial statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto. The books and records of Maxtor (on a consolidated basis with its Subsidiaries) have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) Maxtor (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Maxtor, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Maxtor by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Maxtor’s outside auditors and the audit committee of Maxtor’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Maxtor’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Maxtor’s internal controls over financial reporting. These disclosures were made in writing by management to Maxtor’s auditors and audit committee and a copy has previously been made available to Seagate. As of the date hereof, Maxtor has no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give, without qualification, the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act when next due.

(d) Since December 29, 2001, (i) neither Maxtor nor any of its Subsidiaries nor, to the knowledge of the officers of Maxtor, any director, officer, employee, auditor, accountant or representative of Maxtor or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Maxtor or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Maxtor or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Maxtor or any of its Subsidiaries, whether or not employed by Maxtor or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Maxtor or any of its Subsidiaries or their respective officers, directors, employees or agents to the Board of Directors of Maxtor or any committee thereof or to any director or officer of Maxtor.

4.7 Broker’s Fees. Except as set forth in Section 4.7 of the Maxtor Disclosure Schedule, neither Maxtor nor any Subsidiary thereof nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement. True, correct and complete copies of all agreements with each broker or finder listed in Section 4.7 of the Maxtor Disclosure Schedule have previously been made available to Seagate.

4.8 Absence of Certain Changes or Events. Except as publicly disclosed in the Maxtor SEC Reports filed with the SEC prior to the date hereof, or as set forth in Section 4.8 of the Maxtor Disclosure Schedule, (i) since December 25, 2004, no event has occurred which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Maxtor and (ii) since October 1, 2005, Maxtor and its Subsidiaries have not taken any action that would have been prohibited by Section 6.2 if taken after the date of this Agreement.

4.9 Legal Proceedings.

(a) Except as publicly disclosed in the Maxtor SEC Reports filed with the SEC prior to the date hereof, neither Maxtor nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Maxtor’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Maxtor or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement, except, in each case, for those which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Maxtor.

(b) Except as set forth in Section 4.9(b) of the Maxtor Disclosure Schedule, neither Maxtor nor any of its Subsidiaries or any of their businesses or properties are subject to or bound by any injunctions, orders, judgments, decrees or regulatory restrictions of any Governmental Entity specifically imposed upon Maxtor, any of its Subsidiaries or the assets of Maxtor or any of its Subsidiaries which relates to the conduct of their respective businesses, except, in each case, for those which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Maxtor.

4.10 Taxes.

(a) Except as set forth in Section 4.10(a) of the Maxtor Disclosure Schedule: (i) each of Maxtor and its Subsidiaries has (x) duly and timely filed (including pursuant to applicable extensions granted without penalty) all material Tax Returns (as hereinafter defined) required to be filed by it, and such Tax Returns are true, correct and complete in all material respects, and (y) paid in full all Taxes due or made adequate provision in the financial statements of Maxtor (in accordance with GAAP) for any such Taxes (as hereinafter defined), whether or not shown as due on such Tax Returns; (ii) no material audit or examination is pending with respect to any Tax or Tax Return of Maxtor or any of its Subsidiaries as of the date of this Agreement; (iii) no material deficiencies for any Taxes have been proposed, asserted or assessed in writing against or with respect to any Taxes due by or Tax Returns of Maxtor or any of its Subsidiaries which have not been settled or paid; and (iv) there are no material Liens for Taxes upon the assets of either Maxtor or its Subsidiaries except for statutory liens for current Taxes not yet due or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which reserves adequate in accordance with GAAP have been provided.

(b) Except as set forth in Section 4.10(b) of the Maxtor Disclosure Schedule, neither Maxtor nor any of its Subsidiaries (A) is or has ever been a member of an affiliated group (other than a group the common parent of which is Maxtor) filing a consolidated tax return or (B) has any liability for Taxes of any person (other than Maxtor and its Subsidiaries) arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.

(c) Except as set forth in Section 4.10(c) of the Maxtor Disclosure Schedule, none of Maxtor or any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement.

(d) None of Maxtor or any of its Subsidiaries has been a party to any distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(e) All material Taxes required to be withheld, collected or deposited by or with respect to Maxtor and each Subsidiary have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority.

(f) Except as set forth in Section 4.10(f) of the Maxtor Disclosure Schedule, there is not currently in effect any waiver by Maxtor or any of its Subsidiaries of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax.

(g) Except as set forth in Section 4.10(g) of the Maxtor Disclosure Schedule, neither Maxtor nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code and neither Maxtor nor any of its Subsidiaries has made any payments and is not a party to any agreement, and does not maintain any plan, program or arrangement, that could require it to make any payments (including any deemed payment of compensation upon the exercise of a Maxtor Option or upon the issuance of any Maxtor Common Stock), that would not be fully deductible by reason of Section 162(m) of the Code.

(h) Except as set forth in Section 4.10(h) of the Maxtor Disclosure Schedule, neither Maxtor nor any of its Subsidiaries has engaged in any transaction that could give rise to a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder.

(i) Neither Maxtor nor any of its Subsidiaries is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(j) Except as set forth in Section 4.10(j) of the Maxtor Disclosure Schedule, neither Maxtor nor any of its Subsidiaries is required to include any material amounts in income, or exclude any material items of deduction, in a taxable period beginning after the Closing Date (a “Post-Closing Tax Period”) as a result of: (i) a change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) a closing agreement as described in Section 7121 of the Code (or corresponding or similar provision of state, local or foreign Tax laws); (iii) an installment sale or open transaction arising in a taxable period ending on or before the Closing Date (a “Pre-Closing Tax Period”); (iv) a prepaid amount received, or paid, in a Pre-Closing Tax Period; or (v) deferred gains that could be recognized in a Post-Closing Tax Period.

(k) Neither Maxtor nor any of its Subsidiaries is aware of any fact or circumstance or has agreed to take any action or failed to take any action that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(l) For purposes of this Agreement, “Taxes” means any taxes of any kind, including those on or measured by or referred to as income, gross receipts, capital, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity. For purposes of this Agreement, “Tax Return” means any return, report or statement required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

4.11 Employees; Employee Benefit Plans.

(a) Section 4.11(a) of the Maxtor Disclosure Schedule sets forth a true and complete list or description of each employee benefit plan, arrangement, policy, program or agreement and any amendments or modifications thereof (including, without limitation, all stock purchase, stock option, stock incentive, severance, employment, change-in-control, health/welfare plans, fringe benefit, bonus, incentive, deferred compensation, pension and other agreements, programs, policies and arrangements, whether formal or informal, oral or written, whether or not subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) other than any of the foregoing that are required to be contributed to or maintained pursuant to applicable law outside the jurisdiction of the United States, and (i) that is sponsored by, or maintained or contributed to as of the date of this Agreement by Maxtor or any of its Subsidiaries or by any trade or business related thereto, whether or not incorporated (an “ERISA Affiliate”), all of which, together with Maxtor, would be deemed a “single employer” within the meaning of Section 4001 of ERISA or (ii) in respect of which Maxtor or any of its ERISA Affiliates has had or has any present or future liability (collectively, the “Plans”).

(b) Except as set forth in Section 4.11(b) of the Maxtor Disclosure Schedule, no Plan is maintained outside the jurisdiction of the United States, or covers any current or former employee, director or independent contractor residing or working outside the United States (any such Plan set forth in Section 4.11(b) of the Maxtor Disclosure Schedule, a “Foreign Plan”). With respect to any Foreign Plans, (i) all Foreign Plans have been established, maintained and administered, in all material respects, in compliance with their terms and all applicable statutes, laws, ordinances, rules, orders, decrees, judgments, writs and regulations of any controlling Governmental Entity, (ii) all Foreign Plans that are required to be funded are fully funded, and with respect to all other Foreign Plans, adequate reserves therefor have been established on the accounting statements of Maxtor or its Subsidiaries, and (iii) no material liability or obligation of Maxtor or any of its Subsidiaries exists with respect to such Foreign Plans that has not been disclosed in Section 4.11(b) of the Maxtor Disclosure Schedule.

(c) Except as publicly disclosed as an exhibit in the Maxtor SEC Reports filed prior to the date hereof or set forth in Section 4.11(c) of the Maxtor Disclosure Schedule, Maxtor has previously provided or made available to Seagate true and complete copies of each of the Plans and all related documents, including but not limited to (i) the actuarial valuation reports for each Plan (if applicable) for each of the last two years, (ii) the most recent determination letter from the Internal Revenue Service (if applicable) for each Plan, (iii) any summary plan description and other written communications (or a description of any oral communications) by Maxtor or its Subsidiaries to the Maxtor employees concerning the extent of the benefits provided under a Plan, (iv) a summary of any proposed amendments or changes anticipated to be made to the Plans at any time within the twelve months immediately following the date hereof, and (v) for the most recently completed year, the Form 5500 (if applicable) and attached schedules.

(d) Except as set forth in Section 4.11(d) of the Maxtor Disclosure Schedule, (i) each of the Plans has been operated and administered and was established in all material respects in accordance with its terms and applicable laws, including but not limited to ERISA and the Code, (ii) each of the Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has been determined to be so qualified by the Internal Revenue Service or will be submitted for such determination within the applicable remedial amendment period, and nothing has occurred that would be reasonably expected to result in any such Plan ceasing to be so qualified, (iii) no Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees, directors or independent contractors of Maxtor, its Subsidiaries or any ERISA Affiliate beyond their retirement or other termination of service other than (v) for a specified severance period no longer than three years as provided in the Plans so identified in Section 4.11(a) of the Maxtor Disclosure Schedule, (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of Maxtor, its Subsidiaries or the ERISA Affiliates or which could otherwise be payable under a Plan that is not compliant with Section 409A of the Code or the guidance issued in respect thereto by the U.S. Department of Treasury, or (z) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary), (iv) no liability under Title IV of ERISA has been incurred by Maxtor, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full (other than payment of premiums not yet due to the Pension Benefit Guaranty Corporation (the “PBGC”)), and no condition exists that would be reasonably expected to result in Maxtor, its Subsidiaries or any ERISA Affiliate incurring a material liability thereunder, (v) no Plan is subject to Title IV of ERISA, (vi) all contributions or other amounts payable by Maxtor or its Subsidiaries as of the Effective Time with respect to each Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP and Section 412 of the Code, (vii) neither Maxtor, its Subsidiaries nor any ERISA Affiliate has engaged in a transaction in connection with which Maxtor, its Subsidiaries or any ERISA Affiliate could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code, (viii) there are no pending, or, to the knowledge of Maxtor, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto and no facts or circumstances exist that could give rise to any such actions, suits or claims, (ix) no “reportable event” (as such term is defined in Section 4043 of ERISA) or “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Plan, (x) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the Internal Revenue Service or other governmental agencies are pending, threatened or in progress (including, without limitation, any routine requests for information from the PBGC), and (xi) no Plan is a split-dollar life insurance program or otherwise provides for loans to employees (other than any defined contribution plan that has been determined to be “qualified” within the meaning of Section 401(a) of the Code by the Internal Revenue Service).

(e) Except as set forth in Section 4.11(e) of the Maxtor Disclosure Schedule, no Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), in respect of any current or former director, officer, employee or independent contractor of Maxtor or any of its Subsidiaries, provides for or could result in (i) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Plans, (iii) limit or restrict the right of Maxtor or its Subsidiaries to merge, amend or terminate any of the Plans, (iv) cause Maxtor or its Subsidiaries to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award, or (v) result in payments under any of the Plans which would not be deductible under Section 280G of the Code. Except as set forth in Section 4.11(e) of the Maxtor Disclosure Schedule, since December 25, 2004, neither Maxtor nor any of its Subsidiaries has taken any action that would result in the payment or acceleration described in the preceding sentence.

(f) Except as publicly disclosed in the Maxtor SEC Reports filed prior to the date hereof or set forth in Section 4.11(f) of the Maxtor Disclosure Schedule, no current employee of Maxtor or any of its Subsidiaries would reasonably be expected to receive aggregate remuneration (excluding severance or other payments which are made as a result of consummation of the transactions contemplated by this Agreement, either alone or upon the occurrence of any additional acts or events) in excess of $200,000 in 2005.

4.12 Compliance With Applicable Law.

(a) Except as disclosed in Section 4.12(a) of the Maxtor Disclosure Schedule, Maxtor and each of its Subsidiaries hold, and have at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Maxtor or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or violation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Maxtor, and neither Maxtor nor any of its Subsidiaries knows of, or has received notice of, any violations of any of the above which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Maxtor.

(b) Since the enactment of the Sarbanes-Oxley Act, Maxtor has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. Section 4.12(b) of the Maxtor Disclosure Schedule sets forth a schedule of all officers and directors of Maxtor who have outstanding loans from Maxtor, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

4.13 Certain Contracts.

(a) Except as publicly disclosed in the Maxtor SEC Reports filed prior to the date hereof or as set forth in Section 4.13(a) of the Maxtor Disclosure Schedule, neither Maxtor nor any of its Subsidiaries is a party to or is bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (ii) which limits the freedom of Maxtor or any of its Subsidiaries to compete in any line of business or, to the knowledge of Maxtor, upon consummation of the Merger will restrict the ability of Seagate and its Subsidiaries to engage in any line of business in any geographic area or with any person, or which requires exclusive referrals of business or requires Maxtor or any of its Subsidiaries to offer specified products or services to their customers on a priority or exclusive basis, (iii) with or to a labor union or guild (including any collective bargaining agreement), (iv) which relates to the incurrence of indebtedness in the principal amount of $10 million or more, (v) which grants any person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of Maxtor or its Subsidiaries, (vi) which requires Maxtor or any of its Subsidiaries to make any purchases on a requirements or volume purchase basis for a period of time in excess of six months from the date hereof, (vii) which provides any customer of Maxtor or any of its Subsidiaries with “most favored nation” status or any other similar type of pricing or allocation preference protection, (viii) which provides any customer of Maxtor or any of its Subsidiaries with product exclusivity rights or requires Maxtor or any of its Subsidiaries to maintain the production of any specific products for a period of time in excess of six months from the date hereof, (ix) pursuant to which Maxtor or its Subsidiaries has warranted to customers (including distributors and channel partners) that the Maxtor Products will not be subject to any epidemic or wide-spread failures or defects or otherwise expressly assumed any liability for such defects or failures, (x) pursuant to which Maxtor or any of its Subsidiaries is the beneficiary of any material foreign Tax holiday, (xi) which limits the ability of Maxtor or any of its Subsidiaries to close any facility or terminate any employees in any material respect, (xii) which is a consulting agreement or service contract which involve the payment of $1 million or more in annual fees, or (xiii) which provides for the payment by Maxtor or its Subsidiaries of material payments upon a change of control thereof. Each contract, arrangement, commitment or understanding of the type described in this Section 4.13(a), whether or not publicly disclosed in the Maxtor SEC Reports filed prior to the date hereof or set forth in Section 4.13(a) of the Maxtor Disclosure Schedule, is referred to herein as a “Maxtor Contract”, and neither Maxtor nor any of its Subsidiaries knows of, or has received notice of any material violation of the above by any of the other parties thereto. Maxtor has made available all contracts which involved payments by Maxtor or any of its Subsidiaries in fiscal year 2004 of more than $10 million or which could reasonably be expected to involve payments during fiscal year 2005 of more than $10 million other than any such contract that is terminable at will on 60 days or less notice without payment of a penalty in excess of $5 million.

(b) Except as set forth in Section 4.13(b) of the Maxtor Disclosure Schedule, (i) each Maxtor Contract is valid and binding on Maxtor and in full force and effect, and, to the knowledge of Maxtor, is valid and binding on the other parties thereto, (ii) Maxtor and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Maxtor Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material default on the part of Maxtor or any of its Subsidiaries under any such Maxtor Contract.

4.14 Undisclosed Liabilities. Except (i) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of Maxtor included in Maxtor’s Quarterly Report on Form 10-Q for the quarter ended October 1, 2005 or (ii) for liabilities incurred in the ordinary course of business consistent with past practice since October 1, 2005, neither Maxtor nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Maxtor.

4.15 Anti-Takeover Provisions. The Board of Directors of Maxtor has taken all necessary action so that the restrictions on business combinations or voting requirements set forth in Section 203 of the DGCL do not and will not apply to this Agreement, the Merger or the other transactions contemplated hereby and neither any “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation enacted under state or federal laws in the United States applicable to Maxtor nor the restrictions set forth in Section 203 of the DGCL (each a “Takeover Statute”) are applicable to this Agreement, the Merger or the other transactions contemplated hereby. Maxtor does not have any stockholder rights plan in effect.

4.16 Maxtor Information. The information relating to Maxtor and its Subsidiaries to be provided by Maxtor for inclusion in the Joint Proxy Statement/Prospectus, the S-4, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 or Rule 14a-6 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement/Prospectus (except for such portions thereof as relate only to Seagate or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

4.17 Title to Property.

(a) Real Property. Except as disclosed in Section 4.17(a) of the Maxtor Disclosure Schedule, Maxtor and its Subsidiaries have good, valid and marketable title to all real property owned by them free and clear of all Liens, except Liens for current taxes not yet due and payable and other standard exceptions commonly found in title policies in the jurisdiction where such real property is located, and such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations. All real property and fixtures material to the business, operations or financial condition of Maxtor and its Subsidiaries are in substantially good condition and repair except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Maxtor.

(b) Personal Property. Maxtor and its Subsidiaries have good, valid and marketable title to all tangible personal property owned by them on the date hereof, free and clear of all Liens except as publicly disclosed in the Maxtor SEC Reports filed prior to the date hereof or as disclosed in Section 4.17(b) of the Maxtor Disclosure Schedule or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Maxtor. With respect to personal property used in the business of Maxtor and its Subsidiaries which is leased rather than owned, neither Maxtor nor any Subsidiary thereof is in default under the terms of any such lease the loss of which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Maxtor.

(c) Leased Property. All leases of real property and all other leases material to Maxtor and its Subsidiaries under which Maxtor or a Subsidiary, as lessee, leases real or personal property are valid and binding in accordance with their respective terms, there is not under such lease any material existing default by Maxtor or such Subsidiary or, to Maxtor’s knowledge, the lessors thereunder, or any event which with notice or lapse of time would constitute such a default, and, in the case of real estate leases, Maxtor or such Subsidiary quietly enjoys the premises provided for in such lease except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Maxtor.

4.18 Insurance. Maxtor and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Maxtor reasonably has determined to be prudent in accordance with industry practice. Section 4.18 of the Maxtor Disclosure Schedule contains a true and complete list and a brief description (including name of insurer, agent, coverage and expiration date) of all insurance policies in force on the date hereof with respect to the business and assets of Maxtor and its Subsidiaries. Maxtor and its Subsidiaries are in material compliance with their insurance policies, and are not in default under any of the material terms thereof. Each such policy is outstanding and in full force and effect and, except as set forth on Section 4.18 of the Maxtor Disclosure Schedule and except for policies insuring against potential liabilities of officers, directors and employees of Maxtor and its Subsidiaries, Maxtor or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.19 Environmental Liability. Except as set forth in Section 4.19 of the Maxtor Disclosure Schedule, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that reasonably would be expected to result in the imposition, on Maxtor or any of its Subsidiaries of any liability or obligation arising under common law standards relating to environmental protection, human health or safety as it relates to exposure to hazardous materials, or under any local, state or federal environmental statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (collectively, the “Environmental Laws”), pending or, to the knowledge of Maxtor, threatened against Maxtor or any of its Subsidiaries, which liability or obligation, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Maxtor. To the knowledge of Maxtor, there is no reasonable basis for any such proceeding, claim, action or governmental investigations of any nature that would impose any liability or obligation which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Maxtor. To the knowledge of Maxtor, during or prior to the period of (i) its or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (ii) its or any of its Subsidiaries’ participation in the management of any property, or (iii) its or any of its Subsidiaries’ holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws in, on, under or affecting any such property which, individually or in the aggregate, would reasonably be expected to have a

Material Adverse Effect on Maxtor. Neither Maxtor nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any material liability or obligation pursuant to or under any Environmental Law which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Maxtor.

4.20 Opinion Of Financial Advisor. Maxtor has received the opinion of Citigroup Global Markets Inc. dated as of the date of this Agreement, to the effect (and subject to the qualifications therein provided) that, as of such date, the Exchange Ratio is fair from a financial point of view to such holders of Maxtor Common Stock.

4.21 Intellectual Property.

(a) Maxtor and each of its Subsidiaries collectively have sole ownership of, or possess all legal rights, or are licensed or otherwise have valid rights to use (in each case, free and clear of all Liens (other than non-exclusive licenses), all Intellectual Property used in the conduct of their existing businesses.

(b) Section 4.21(b)(i) of the Maxtor Disclosure Schedule lists all material agreements pursuant to which Maxtor or any of its Subsidiaries licenses any Intellectual Property Rights from any third party, other than license agreements for off-the-shelf, packaged software, license agreements for software used internally by Maxtor or any of its Subsidiaries but not incorporated into Maxtor Products, and non-disclosure agreements entered into by Maxtor or any of its Subsidiaries (the “In-Bound Maxtor IP Agreements”). Section 4.21(b)(ii) of the Maxtor Disclosure Schedule lists all material agreements pursuant to which Maxtor or any of its Subsidiaries licenses any Intellectual Property Rights to any third party, other than license agreements for off-the-shelf, packaged software and non-disclosure agreements entered into by Maxtor or any of its Subsidiaries (the “Out-Bound Maxtor IP Agreements”; and, collectively with the In-Bound Maxtor IP Agreements, the “Maxtor IP Agreements”). Except for the Maxtor IP Agreements, neither Maxtor nor any of its Subsidiaries is bound by or a party to any material licenses or agreements of any kind with respect to any Intellectual Property Rights except for potential license grant obligations resulting from participation in standards organizations (whether official or de facto) to the extent disclosed in Section 4.21(b)(iii) of the Maxtor Disclosure Schedule. Except as set forth in Section 4.21(b)(iii) of the Maxtor Disclosure Schedule, all Maxtor IP Agreements are in full force and effect as of the date hereof. Except as set forth in Section 4.21(b)(iv) of the Maxtor Disclosure Schedule, neither Maxtor’s entry into this Agreement nor the performance by it of its obligations contemplated hereby, shall, in accordance with their terms and by virtue of the Merger, (A) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any Maxtor IP Agreement, (B) impair the right of Maxtor or its Subsidiaries to utilize and commercialize the Intellectual Property Rights in each In-Bound Maxtor IP Agreement, (C) cause any royalties, fees or other payments to become payable by Seagate, Maxtor or any of their respective Subsidiaries to any third person, or cause any existing obligations to pay such royalties, fees or payments to increase or accelerate (other than due to increased sales in Maxtor’s products or services), or (D) as a result of any Maxtor IP Agreements or other agreements to which Maxtor is a party, (i) cause or obligate, or result in, Seagate or any of its Subsidiaries granting any rights or licenses to any of their respective Intellectual Property Rights to any third party, or (ii) subject Seagate or any of its Subsidiaries to any non-compete or exclusivity restriction with respect to their respective businesses or products.

(c) Neither Maxtor nor any of its Subsidiaries has received any communications alleging that any of them has violated, misappropriated or infringed any Intellectual Property of any other person or entity, and neither Maxtor nor any of its Subsidiaries knows of any reasonable basis for any such allegation. No person is challenging or, to the knowledge of Maxtor, misappropriating, infringing on or otherwise violating any right of Maxtor or any of its Subsidiaries with respect to any Intellectual Property, used by or in the conduct of their existing businesses, owned by and/or exclusively licensed to Maxtor or its Subsidiaries. Neither Maxtor nor any of its Subsidiaries has received any written notice of any pending or threatened claim with respect to any Intellectual Property used by Maxtor and its Subsidiaries and no Intellectual Property owned and/or exclusively licensed by Maxtor or its Subsidiaries is being used or enforced in a manner that it is reasonably expected would result in the abandonment, cancellation or unenforceability of such Intellectual Property. To the knowledge of

Maxtor, the operation of the business of Maxtor and its Subsidiaries as conducted as of or prior to the Closing Date, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of any Maxtor Product does not infringe or misappropriate any Intellectual Property Rights of any person, violate any right to privacy or publicity, or constitute unfair competition or trade practices under the laws of any jurisdiction.

(d) Each of Maxtor and its Subsidiaries has taken reasonable and customary steps to obtain, maintain and protect Maxtor Intellectual Property. Without limiting the foregoing, each of Maxtor and its Subsidiaries has, and enforces, a policy requiring each current and former employee, consultant and contractor to execute proprietary information and confidentiality agreements providing for the assignment of Intellectual Property created or developed for Maxtor and/or its Subsidiaries to Maxtor and/or its Subsidiaries, as applicable, and requiring the employee, consultant or contractor to hold in confidence information of Maxtor and its Subsidiaries, and there has been no deviation from the policy described in the previous sentence in the past five (5) years with respect to any current or former employees, consultants and contractors of Maxtor or any of its Subsidiaries that have created any Maxtor Intellectual Property.

(e) No Maxtor Intellectual Property or Maxtor Product is subject to any proceeding or outstanding decree, order, judgment, settlement agreement, forbearance to sue, consent, stipulation or similar obligation that restricts in any manner the use, transfer or licensing thereof by Maxtor or any of its Subsidiaries or may affect the validity, use or enforceability of such Maxtor Intellectual Property or Maxtor Product.

(f) Each of Maxtor and its Subsidiaries has established a commercially reasonable policy that is designed: (i) to identify software obtained by Maxtor under open source, public source, or freeware software licenses, including any version of any software licensed pursuant to any GNU general public license or limited general public license or other software that is licensed pursuant to a license that purports to require the distribution of or access to Source Code or purports to restrict one’s ability to charge for distribution of or to use software for commercial purposes (collectively “Open Source”), used in, incorporated into, integrated or bundled with, or used in the development or compilation of, any current Maxtor Products, and (ii) to avoid the unintended release of the source code of any proprietary Maxtor Intellectual Property. To the knowledge of Maxtor, there has been no material deviation from or violation of Maxtor’s policies with respect to Open Source.

(g) Maxtor and each of its Subsidiaries has ownership of, free and clear of any Liens, or sufficient valid licensed rights to use, all customer lists, customer contact information, customer correspondence and customer licensing and purchasing histories relating to its current and former customers (the “Customer Information”). No person other than Maxtor, its wholly owned Subsidiaries, or Persons distributing Maxtor Products through channels (whether by way of sales, licensing, leasing or otherwise) possess any claims or rights with respect to use of the Customer Information.

(h) Section 4.21(h) of the Maxtor Disclosure Schedule sets forth a true, correct and complete list of all agreements by which any Source Code owned by Maxtor or any of its Subsidiaries (“Maxtor Source Code”) has been provided, or is contractually required to be provided to an escrow agent or other Person (a “Source Code Disclosure Agreement”). The consummation of the transactions contemplated by this Agreement will not result in the release or transfer of any Maxtor Source Code to any person, whether pursuant to a Source Code Disclosure Agreement or otherwise. There has been no unauthorized disclosure of any Maxtor Source Code.

For purposes of this Agreement:

“Intellectual Property” means trademarks, service marks, brand names, certification marks, trade dress, internet domain names, and other indications of origin, and registrations in any jurisdiction, and applications in any jurisdiction to register the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential or proprietary information and rights in any jurisdiction to limit the use or disclosure thereof by any person; works of authorship in any medium, including without limitation mask works, whether copyrightable or not, in any jurisdiction; registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

“Intellectual Property Rights” means worldwide common law and statutory rights associated with Intellectual Property, including without limitation rights provided by treaties and conventions.

“Maxtor Intellectual Property” means any and all Intellectual Property and Intellectual Property Rights that are owned by, or exclusively licensed to, Maxtor or its Subsidiaries.

“Maxtor Products” means all products, technologies and services developed (including products, technologies and services under development), owned, made, provided, distributed, imported, sold or licensed by or on behalf of Maxtor and any of its Subsidiaries.

“Source Code” shall mean computer software and code, in form other than object code form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

4.22 Labor Matters. Except as set forth in Section 4.22 of the Maxtor Disclosure Schedule, neither Maxtor nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Maxtor or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Maxtor or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other material labor dispute or disputes involving it or any of its Subsidiaries pending, or to Maxtor’s knowledge, threatened, nor is Maxtor aware of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

5.	REPRESENTATIONS AND WARRANTIES OF SEAGATE AND MERGER SUB

Seagate and Merger Sub hereby, jointly and severally, represent and warrant to Maxtor that the statements contained in this Section 5 are true and correct, except as expressly set forth in the disclosure schedule of Seagate delivered to Maxtor concurrently herewith (the “Seagate Disclosure Schedule”). The Seagate Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Section 5, and the disclosure in any section or paragraph shall qualify (a) the corresponding section or paragraph in this Section 5 and (b) the other sections and paragraphs in this Section 5 only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections and paragraphs.

5.1 Corporate Organization. Each of Seagate and Merger Sub is a corporation duly organized or incorporated, validly existing and in good standing under the laws of the jurisdiction of its organization. Seagate has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Seagate. The copies of the Memorandum and Articles of Association of Seagate which have previously been made available to Maxtor are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

5.2 Capitalization. As of the date hereof, the authorized capital stock of Seagate consists of 1,250,000,000 shares of Seagate Common Stock and 100,000,000 preferred shares, par value $0.00001 per share (“Seagate Preferred Stock”). As of the close of business on December 19, 2005, there were 482,788,937 shares of Seagate Common Stock outstanding and no shares of Seagate Preferred Stock outstanding. As of the close of business on December 19, 2005, except as set forth in Section 5.2 of the Seagate Disclosure Schedule, no shares of Seagate Common Stock or Seagate Preferred Stock were reserved for issuance. All of the issued and outstanding shares of Seagate Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except (i) as set forth in Section 5.2 of the Seagate Disclosure Schedule, and (ii) as set forth elsewhere in this Section 5.2, Seagate does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, sale or issuance of any shares of Seagate Common Stock or Seagate Preferred Stock or any other equity securities of Seagate or any securities representing the right to purchase or otherwise receive any shares of Seagate Common Stock or Seagate Preferred Stock. The shares of Seagate Common Stock to be issued pursuant to the Merger have been duly authorized and when issued in the Merger pursuant to the terms of this Agreement will be validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

5.3 Authority; No Violation.

(a) Each of Seagate and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger) have been duly and validly approved by the Boards of Directors of Seagate and Merger Sub. Except for the approval of the Seagate Share Issuance by the affirmative vote of the holders of a majority of the shares of Seagate Common Stock represented at a meeting of the stockholders of Seagate called for such purpose and entitled to vote thereon (the “Seagate Stockholder Approval”), and the adoption of this Agreement by Seagate as the sole stockholder of Merger Sub, no other corporate proceedings on the part of Seagate or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Seagate and Merger Sub and (assuming due authorization, execution and delivery by Maxtor) constitutes a valid and binding obligation of Seagate and Merger Sub, enforceable against Seagate and Merger Sub in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement by each of Seagate and Merger Sub, nor the consummation by each of Seagate and Merger Sub of the transactions contemplated hereby (including the Merger), nor compliance by each of Seagate and Merger Sub with any of the terms or provisions hereof, will (i) violate any provision of the Memorandum and Articles of Association of Seagate or any of the similar governing documents of any of its Subsidiaries or (ii) assuming that the consents, approvals, filings and other items referred to in Section 5.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Seagate or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Seagate or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Seagate or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or other events which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Seagate.

5.4 Consents and Approvals. Except for (i) any notices required to be filed under the HSR Act, (ii) the filing with the European Commission of a merger notification in accordance with the ECMR, (iii) the applicable requirements of the competent authority of any member state of the European Economic Area to which any of the transactions contemplated by this Agreement is referred pursuant to Article 9 of the ECMR, (iv) the applicable requirements of Antitrust Laws of jurisdictions other than the United States and the European Union or of investment laws relating to foreign ownership, (v) the approval of the listing of the Seagate Common Stock to be issued in the Merger on the NYSE, (vi) the filing with the SEC of the Joint Proxy Statement/Prospectus and the filing and declaration of effectiveness of the S-4, and any related filings or approvals under applicable state securities laws and “blue sky” laws, (vii) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, (viii) the approval of the Seagate Share Issuance by the a majority of the shares of Seagate Common Stock represented and voting at a meeting of the stockholders of Seagate called for such purpose, (ix) the adoption of the agreement of merger (within the meaning of Section 251 of the DGCL) contained in this Agreement by Seagate as the sole stockholder of Merger Sub, and (x) the consents and approvals of third parties which are not Governmental Entities, the failure of which to be obtained would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Seagate, no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are necessary in connection with (A) the execution and delivery by Seagate of this Agreement and (B) the consummation by Seagate of the Merger and the other transactions contemplated hereby.

5.5 Reports. Seagate and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since June 28, 2002 with any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Governmental Entity in the ordinary course of the business of Seagate and its Subsidiaries, no Governmental Entity has initiated since June 28, 2002 or has pending or threatened any proceeding, enforcement action or, to the knowledge of Seagate, investigation or inquiry into the business, operations, policies, practices or disclosures of Seagate or any of its Subsidiaries. There is no unresolved violation, criticism, comment or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of Seagate or any of its Subsidiaries.

5.6 SEC Filings; Financial Statements.

(a) Seagate has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since December 11, 2002 (all such forms, reports, statements, certificates and other documents filed since December 11, 2002, collectively, the “Seagate SEC Reports”). Each of the Seagate SEC Reports, as amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder and the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed. None of the Seagate SEC Reports contained, when filed or, if amended prior to the date hereof, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Seagate has made available to Maxtor true, correct and complete copies of all written correspondence between the SEC, on the one hand, and Seagate and any of its Subsidiaries, on the other hand, occurring since December 31, 2003, and prior to the date hereof. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Seagate SEC Reports. To the knowledge of Seagate, none of the Seagate SEC Reports is the subject of ongoing SEC review or outstanding SEC comment.

(b) Each of the financial statements included (or incorporated by reference) in the Seagate SEC Reports (including the related notes, where applicable) fairly present (subject, in the case of the unaudited statements, to normal recurring adjustments, none of which are expected to be material in nature or amount) the results of the consolidated operations and changes in stockholders’ equity and consolidated financial position of Seagate and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. Each of such financial statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such financial statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto. The books and records of Seagate (on a consolidated basis with its Subsidiaries) have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) Seagate (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Seagate, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Seagate by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Seagate’s outside auditors and the audit committee of Seagate’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Seagate’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Seagate’s internal controls over financial reporting. These disclosures were made in writing by management to Seagate’s auditors and audit committee. As of the date hereof, Seagate has no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give, without qualification, the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act when next due.

(d) Since December 11, 2002, (i) neither Seagate nor any of its Subsidiaries nor, to the knowledge of the officers of Seagate, any director, officer, employee, auditor, accountant or representative of Seagate or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Seagate or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Seagate or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Seagate or any of its Subsidiaries, whether or not employed by Seagate or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Seagate or any of its Subsidiaries or their respective officers, directors, employees or agents to the Board of Directors of Seagate or any committee thereof or to any director or officer of Seagate.

5.7 Broker’s Fees. Except as set forth in Section 5.7 of the Seagate Disclosure Schedule, neither Seagate nor any Subsidiary thereof nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

5.8 Absence of Certain Changes or Events. Except as publicly disclosed in Seagate SEC Reports filed prior to the date hereof, since July 1, 2005, no event has occurred which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Seagate.

5.9 Legal Proceedings.

(a) Except as publicly disclosed in the Seagate SEC Reports filed with the SEC prior to the date hereof, neither Seagate nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Seagate’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Seagate or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement, except, in each case, for those which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Seagate.

(b) There is no injunction, order, judgment, decree or regulatory restriction of any Governmental Entity specifically imposed upon Seagate, any of its Subsidiaries or the assets of Seagate or any of its Subsidiaries which has had, or would reasonably be expected to have, a Material Adverse Effect on Seagate.

5.10 Compliance With Applicable Law.

(a) Seagate and each of its Subsidiaries hold, and have at all times held, all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Seagate or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Seagate, and neither Seagate nor any of its Subsidiaries knows of, or has received notice of, any material violations of any of the above which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Seagate.

(b) Since the enactment of the Sarbanes-Oxley Act, Seagate has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

5.11 Undisclosed Liabilities. Except (i) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of Seagate included in Seagate’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 or (ii) for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2005, neither Seagate nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Seagate.

5.12 Operations of Merger Sub.

Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted and will conduct its operations prior to the Effective Time only as contemplated herein.

5.13 Seagate Information. The information relating to Seagate and its Subsidiaries to be provided by Seagate to be contained in the Joint Proxy Statement/Prospectus, the S-4, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 or Rule 14a-6 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement/Prospectus (except for such portions thereof that relate only to Maxtor or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

6.	COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1 Conduct of Business Prior to the Effective Time. Except as expressly contemplated or permitted by this Agreement or as set forth on Section 6.1 of the Maxtor Disclosure Schedule, or as subsequently consented to in writing by Seagate, or as required by applicable law, rule or regulation, during the period from the date of this Agreement to the Effective Time, Maxtor shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice or with commercially reasonable business judgment so as to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its officers and key employees, consistent with market conditions, and

(ii) take no action which would reasonably be expected to materially and adversely affect or materially delay its ability to obtain any approvals of any Governmental Entity required to consummate the transactions contemplated hereby or its ability to consummate the transactions contemplated hereby.

6.2 Maxtor Forbearances. Without limiting the generality of Section 6.1, except as set forth in Section 6.1 or 6.2 of the Maxtor Disclosure Schedule, as expressly contemplated or permitted by this Agreement, or as required by applicable law, rule or regulation, during the period from the date of this Agreement to the Effective Time, Maxtor shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following without the prior written consent of Seagate (which consent will not be unreasonably withheld or delayed):

(a) adjust, split, combine or reclassify its capital stock; set any record or payment dates for the payment of any dividends or distributions on its capital stock or make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock (other than: (i) as required under the Indentures, (ii) pursuant to Maxtor’s sinking fund payments, redemptions, and open market purchases of its 5 3/4% Notes pursuant to, or as permitted by, the terms of Article 12 of the 1987 Indenture, and (iii) as required by obligations or commitments existing at the date of this Agreement);

(b) grant any stock appreciation rights or grant any individual, corporation, joint venture or other entity any right to acquire any shares of its capital stock; or issue or commit to issue any additional shares of capital stock (other than: (i) grants of stock options, restricted stock, stock appreciation rights or other rights to purchase stock to individual service providers under the Maxtor Stock Plans and Maxtor ESPP in the ordinary course of business and consistent with past practice, (ii) upon conversion of the Convertible Notes, (iii) pursuant to the exercise of stock options or settlement of restricted stock units outstanding as of the date hereof or permitted to be issued under this Section 6.2, and (iv) as otherwise permitted by this Section 6.2) or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any additional shares of capital stock;

(c) except in the ordinary course of business or as expressly required by the terms of any contracts or agreements in force at the date of this Agreement, (i) sell, transfer, license, mortgage, encumber or otherwise dispose of any of its assets (other than intangible assets or Intellectual Property Rights) or properties to any individual, corporation or other entity (other than a wholly owned Subsidiary of Maxtor), including by merger, consolidation, asset sale or other business combination (including formation of a joint venture), other than sales, transfers, licenses, mortgages, encumbrances or other dispositions of assets having fair market value of less than $5 million in the aggregate, or (ii) cancel, release or assign any indebtedness to any such person or any claims held by any such person (other than a wholly owned Subsidiary of Maxtor);

(d) sell, transfer, license, encumber or otherwise dispose of any Intellectual Property Rights, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice;

(e) (i) make any acquisition or investment in a corporation, joint venture or other entity (other than a wholly owned Subsidiary of Maxtor), by purchase or other acquisition of stock or other equity interests by merger, consolidation, asset purchase or other business combination, or by contributions to capital in excess of $10 million in any single transaction or series of related transactions or $20 million in the aggregate;

(f) except in the ordinary course of business, enter into, renew, extend, amend, or terminate (i) any contract, license, lease or agreement that is or would be (had such contract, license, or agreement been in effect on the date of this Agreement) a Maxtor Contract or (ii) any contract, lease, license or agreement that calls for aggregate annual payments from Maxtor of $25 million or more and which is not either (A) terminable at will on 90 days or less notice without payment of a termination fee or penalty in excess of $2.5 million or (B) has a term of less than thirteen months;

(g) other than general salary increases consistent with past practices for employees (other than executives above the level of Vice President) or as required by contractual commitments outstanding on the date hereof and identified in Sections 4.11(a) and 4.11(b) of the Maxtor Disclosure Schedule, (i) increase, or commit to increase, in any material respect the compensation (including base salary, wages and annual or long-term incentive opportunities or payments) or fringe benefits of any of its employees, (ii) pay any severance, benefit, incentive payment, retention or signing bonus, pension or retirement allowance not required by any existing plan or agreement identified in Sections 4.11(a) and 4.11(b) of the Maxtor Disclosure Schedule to any employees, directors or independent contractors, or (iii) become a party to, amend or commit itself (orally or in writing) to establish or enter into any pension, retirement, profit-sharing, severance or welfare benefit plan, or agreement or incentive or employment agreement with or for the benefit of any employee, director or independent contractor, or accelerate the vesting of any stock options or other stock-based compensation;

(h) make any capital expenditures in excess of the amounts set forth in Schedule 6.2(h) of the Maxtor Disclosure Schedule, other than expenditures necessary to maintain existing assets in good repair;

(i) settle any claim, action or proceeding involving payments by Maxtor in excess of $500,000 with respect to any single claim or series of related claims or $5 million in the aggregate with respect to all such claims, or agree or consent to the issuance of any injunction, decree, order, settlement agreement or judgment restricting its business or operations in any material respect;

(j) amend its certificate of incorporation, bylaws or similar governing documents, or enter into a plan of consolidation, merger, share exchange or reorganization with any person, or a letter of intent or agreement in principle with respect thereto;

(k) incur any indebtedness for borrowed money, issue any material amount of debt securities or assume, guarantee or endorse or otherwise become responsible for the obligations of another person, except in the ordinary course of business consistent with past practice;

(l) take any action or fail to take any action which would reasonably be expected to materially impair or delay consummation of the transactions contemplated hereby, including (A) any action or omission that would cause the Merger to fail to qualify as a reorganization under Section 368 of the Code or (B) any action or omission that would reasonably be expected to prevent or materially and adversely affect the obtainment of the Requisite Regulatory Approvals (and, in particular, will not (i) announce or enter agreements contemplating other business combination transactions, joint ventures, or strategic transactions or licensing arrangements, or (ii) take any other actions out of the ordinary course of business that, in either case, would reasonably be expected to prevent or materially and adversely affect the obtainment of the Requisite Regulatory Approvals);

(m) make or change any material Tax election, settle or compromise any material Tax liability, agree to an extension of the statute of limitations with respect to the assessment or determination of material Taxes, file any amended Tax Return with respect to any material Tax, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

(n) enter into any transaction that could give rise to a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder;

(o) make any changes in its accounting methods or method of Tax accounting, practices or policies, except as may be required under applicable law, rule, regulation or GAAP, in each case as concurred in by Maxtor’s independent public accountants;

(p) take any action that is intended to or would result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time or in any of the conditions to effecting the Merger set forth in Sections 8.1 or 8.2 becoming incapable of being satisfied, or in a material violation of any provision of this Agreement; or

(q) authorize, recommend, agree, make any commitment, or announce an intention to take any of the actions prohibited by this Section 6.2.

6.3 No Fundamental Seagate Changes. Except as expressly contemplated or permitted by this Agreement, as provided in Section 6.3 of the Seagate Disclosure Schedule or as required by applicable law, rule or regulation, during the period from the date of this Agreement to the Effective Time, Seagate shall not, without the prior written consent of Maxtor (which consent will not be unreasonably withheld or delayed), (i) amend its memorandum and articles of association in a manner that would materially and adversely affect the economic benefits of the Merger to the stockholders of Maxtor, (ii) set any record or payment dates for the payment of any extraordinary dividends or distributions on its capital stock or make, declare or pay any extraordinary dividend or make any other distribution on any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, (iii) take any action that is intended to or would result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time or in any of the conditions to effecting the Merger set forth in Sections 8.1 or 8.3 becoming incapable of being satisfied, or in a material violation of any provision of this Agreement, (iv) take any action or fail to take any action that would reasonably be expected to materially impair or delay consummation of the transactions contemplated hereby, including (A) any action or omission that would cause the Merger to fail to qualify as a reorganization under Section 368 of the Code or (B) any action or omission that would reasonably be expected to prevent or materially and adversely affect the obtainment of the Requisite Regulatory Approvals (and, in particular, will not (i) announce or enter agreements contemplating other business combination transactions, joint ventures, or strategic transactions or licensing arrangements, or (ii) take any other actions out of the ordinary course of business that, in either case, would reasonably be expected to prevent or materially and adversely affect the obtainment of the Requisite Regulatory Approvals) or (v) authorize, recommend, agree, make any commitment, or announce an intention to take any of the actions prohibited by this Section 6.3.

6.4 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Seagate, directly or indirectly, the right to control or direct Maxtor’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give Maxtor, directly or indirectly, the right to control or direct Seagate’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Seagate and Maxtor shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

7.	ADDITIONAL AGREEMENTS

7.1 Further Actions.

(a) Subject to the terms and conditions of this Agreement, each party shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Merger and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, (i) Seagate shall use its best efforts to obtain the Requisite Regulatory Approvals, (ii) each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable after the date hereof (and in any event within 20 Business Days after the date hereof), and an appropriate filing of a Form CO under the ECMR with respect to the transactions contemplated hereby as promptly as prudent after the date hereof (and in any event within 60 Business Days after the date hereof, subject to extension upon mutual written consent of Seagate and Maxtor), and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested by a Governmental Entity pursuant to the HSR Act or the ECMR, and (iii) each party hereto agrees to make an appropriate filing with respect to any additional

Governmental Entities as necessary to obtain the Requisite Regulatory Approvals and approval or deemed clearance under other relevant Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable after the date hereof. Seagate and Maxtor shall not take any action, agree to take any action or consent to the taking of any action pursuant to this Section 7.1 without first consulting with the other party.

(b) Each of Seagate and Merger Sub, on the one hand, and Maxtor, on the other hand, shall, in connection with the efforts referenced in Section 7.1(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or other relevant Antitrust Law, use its best efforts to (i) coordinate and cooperate fully in all respects with each other and consider in good faith the views of the other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party reasonably and timely informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other party with any written notices or other communications received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), the European Commission or any other U.S. or foreign Governmental Entity and of any notices or other communications received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review and discuss in advance (when reasonably possible) and participate in the preparation of any filing, submission, comment response letter or other substantive communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ, the European Commission or any other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, DOJ, the European Commission or such other applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences in accordance with Antitrust Law. For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the ECMR, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(c) Subject to the obligations under Sections 7.1(a) and (b), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, (i) each of Seagate, Merger Sub and Maxtor shall coordinate and cooperate fully in all respects with each other and use its respective best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, agency decision, or other order, whether temporary, preliminary or permanent, that is in effect and that delays, prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, (ii) each of Seagate, Merger Sub and Maxtor shall use its respective best efforts to vigorously defend to judgment if necessary, at its own cost and expense, any action or actions, whether judicial or administrative, in connection with the transactions contemplated by this Agreement with the objective of permitting the Merger to close as soon as practicable with the fewest conditions and restrictions reasonably possible, unless Seagate and Maxtor mutually consent to a settlement or other resolution and (iii) Maxtor shall have the right to participate in the conduct thereof.

(d) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 7.1 shall (i) in connection with the efforts referenced in Section 7.1(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or other relevant Antitrust Law, require Seagate or Maxtor to take any action, agree to take any action or consent to the taking of any action unless the taking of the action is conditioned upon consummation of the Merger or (ii) limit a party’s right to terminate this Agreement pursuant to Section 9.1(b).

7.2 Access to Information

(a) Subject to the obligations of the parties to limit and control the disclosure of competitively sensitive information under Antitrust Laws, and subject to other applicable laws relating to the exchange of information, upon reasonable notice Maxtor shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other Representatives of Seagate access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel and other representatives, in each case in a manner not unreasonably disruptive to the operation of the business of Maxtor and its Subsidiaries, and, during such period, Maxtor shall, and shall cause its Subsidiaries to, make available to Seagate (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws (other than reports or documents which Maxtor is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as Seagate may reasonably request.

(b) All information and materials exchanged between Maxtor and Seagate pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement, dated June 23, 2005, between Seagate and Maxtor (the “Confidentiality Agreement”). Section 8 of the Confidentiality Agreement is hereby amended to add the words “Except as contemplated by the Agreement and Plan of Merger by and among Seagate Technology, Maxtor Corporation and MD Merger Corporation dated as of December 20, 2005, as such agreement may be amended from time to time (the “Merger Agreement”)” at the beginning of such Section 8. Section 18 of the Confidentiality Agreement is hereby amended and restated to read as follows: “This Agreement shall terminate upon the earlier of (i) the Closing Date (as such term is defined in Merger Agreement and (ii) one year after the date of termination of the Merger Agreement.” As so amended, the Confidentiality Agreement shall remain in full force and effect.

(c) No investigation by any of the parties or their respective Representatives shall modify, limit or otherwise affect the representations, warranties, covenants or agreements of the other parties set forth herein.

7.3 Preparation of Proxy Statement; Stockholders Meetings.

(a) Seagate and Maxtor shall prepare the Joint Proxy Statement/Prospectus and the S-4 and shall promptly (and in any event within 21 days following the date on which Maxtor files with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2005) file the Joint Proxy Statement/Prospectus and the S-4 with the SEC. Each of Seagate and Maxtor shall use its best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective by the SEC as promptly as practicable, to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby, and to mail the Joint Proxy Statement/Prospectus to their respective stockholders as promptly as practicable after the Form S-4 is declared effective. Seagate and Maxtor shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement/Prospectus, the S-4 or any other statement, filing, notice or application made by or on behalf of Seagate, Maxtor or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Seagate and Maxtor shall, as promptly as practicable after receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus or Form S-4 received from the SEC. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any substantive correspondence (including responses to comments from the SEC), amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S-4 prior to filing such with the SEC, and each party will provide the other party with a copy of all such filings made with the SEC.

(b) Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Seagate Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4. If at any time prior to the Effective Time any information relating to either of the parties, or their respective affiliates, officers or directors, should be discovered by either party that should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of Seagate and Maxtor.

(c) Seagate shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the date upon which the S-4 becomes effective (the “Seagate Stockholders Meeting”) for the purpose of obtaining the Seagate Stockholder Approval, and shall take all lawful action to solicit the approval of the Seagate Share Issuance by such stockholders. The Board of Directors of Seagate shall recommend approval of the issuance of shares of Seagate Common Stock in the Merger by the stockholders of Seagate and shall (x) not withdraw, modify or qualify in any manner adverse to Maxtor such recommendation or (y) take any other action or make any other public statement in connection with the Seagate Stockholders Meeting inconsistent with such recommendation (collectively, a “Change in Seagate Recommendation”); provided that the foregoing shall not prohibit accurate disclosure (and such disclosure shall not be deemed to be a Change in Seagate Recommendation) of factual information regarding the business, financial condition or results of operations of Seagate or Maxtor (provided that the Board of Directors of Seagate does not withdraw, modify or qualify in any manner adverse to Maxtor its recommendation) in the S-4 or the Joint Proxy Statement/Prospectus.

(d) Maxtor shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the date upon which the S-4 becomes effective (the “Maxtor Stockholders Meeting”) for the purpose of obtaining the Maxtor Stockholder Approval and shall take all lawful action to solicit the adoption of this Agreement by such stockholders. The Board of Directors of Maxtor shall recommend adoption of this Agreement by the stockholders of Maxtor and shall not (x) withdraw, modify or qualify in any manner adverse to Seagate such recommendation or (y) take any other action or make any other public statement in connection with the Maxtor Stockholders Meeting inconsistent with such recommendation (collectively, a “Change in Maxtor Recommendation”); provided that the foregoing shall not prohibit accurate disclosure (and such disclosure shall not be deemed to be a Change in Maxtor Recommendation) of factual information regarding the business, financial condition or results of operations of Seagate or Maxtor or the fact that an Acquisition Proposal has been made, the identity of the party making such proposal or the material terms of such proposal (provided that the Board of Directors of Maxtor does not withdraw, modify or qualify in any manner adverse to Seagate its recommendation) in the S-4 or the Joint Proxy Statement/Prospectus. Notwithstanding the foregoing, subject to and in accordance with the provisions of Section 7.8(b), Maxtor and its Board of Directors shall be permitted to effect a Change in Maxtor Recommendation if and only to the extent that Maxtor’s Board of Directors, after consultation with its outside counsel, determines in good faith that failure to take such action would reasonably be expected to result in a violation of its fiduciary duties under applicable law. Notwithstanding any Change in Maxtor Recommendation this Agreement shall be submitted to the stockholders of Maxtor at the Maxtor Stockholders Meeting for the purpose of adopting this Agreement and nothing contained herein shall be deemed to relieve Maxtor of such obligation. In addition to the foregoing Maxtor shall not submit to the vote of its stockholders any Acquisition Proposal other than the Merger.

As used in this Agreement, “Acquisition Proposal” shall mean any proposal for a merger, consolidation or other business combination involving Maxtor or any of its Subsidiaries or any proposal or offer to acquire in any manner (including by tender or exchange offer, open market purchase, issuance by Maxtor or otherwise) more than 25% of the voting power in, or more than 25% of the business or assets of, Maxtor or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

7.4 Affiliates. Maxtor shall use its best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of Maxtor to deliver to Seagate, as soon as practicable after the date of this Agreement, and in any event prior to the date of the Maxtor Stockholders Meeting, a written agreement, in form and substance reasonably satisfactory to Seagate, relating to required transfer restrictions on the Seagate Common Stock received by them in the Merger pursuant to Rule 145.

7.5 Stock Exchange Listing. Seagate shall use its best efforts to cause the shares of Seagate Common Stock to be issued in the Merger, and the shares of Seagate Common Stock to be issued upon conversion of the Convertible Notes from and after the Effective Time, to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

7.6 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, in the event of any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Maxtor or any of its Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Maxtor, any of its Subsidiaries or any of their respective predecessors or was prior to the Effective Time serving at the request of any such party as a director, officer, employee, fiduciary or agent of another corporation, partnership, trust or other enterprise, or (ii) this Agreement, or any of the transactions contemplated hereby, and all actions taken by an Indemnified Party in connection herewith, whether in any case asserted or arising before or after the Effective Time, the Surviving Company shall, and Seagate shall cause the Surviving Company to, indemnify and hold harmless each such Indemnified Party, to the fullest extent to which such Indemnified Party would be entitled under applicable law and the Bylaws of Maxtor as in effect on the date of this Agreement, against any losses, claims, damages, liabilities, costs, expenses (including prompt payment of all reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of an undertaking, to the extent required by applicable law, from such Indemnified Party to repay such advanced expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party could not lawfully be provided indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation. Any Indemnified Party wishing to claim indemnification under this Section 7.6, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Seagate thereof, provided that the failure to so notify shall not affect the obligations of Seagate under this Section 7.6 except (and only) to the extent such failure to notify materially prejudices Seagate.

(b) Seagate shall, or shall cause the Surviving Company to, use its best efforts to cause the persons now or previously serving as officers and directors of Maxtor prior to the Effective Time to be covered for a period of six (6) years from the Closing Date by the directors’ and officers’ liability insurance policy or policies maintained by Maxtor to the extent such persons are covered by such policy or policies as of the Effective Time (provided that (x) Seagate or the Surviving Company may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are in the aggregate no less advantageous to such directors and officers of Maxtor than the terms and conditions of the existing directors’ and officers’ liability insurance policy of Maxtor, or (y) arrange for “tail” coverage for such six-year period under Maxtor’s current directors’ and officers’ liability insurance policy), provided, however, that in no event will Seagate or the Surviving Company be required to expend for any one year an amount in excess of 200% of the annual premiums currently paid by Maxtor for such insurance (the “Insurance Amount”), and provided further, that if Seagate or the Surviving Company is unable to maintain or obtain the insurance called for by this Section 7.6(b) as a result of the preceding proviso, Seagate shall, or shall cause the Surviving Company to, use its best efforts to obtain as much comparable insurance as available for the Insurance Amount) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such or as employees or agents of Maxtor or its Subsidiaries.

(c) The provisions of this Section 7.6 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, and are intended to be in addition to the rights otherwise available to the current officers and directors of the Company by law, charter, statute, by-law or agreement.

7.7 Advice of Changes. Seagate and Maxtor shall promptly advise the other party of any change or event which, individually or in the aggregate with other such changes or events, has a Material Adverse Effect on it or which it believes would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein.

7.8 No Solicitation.

(a) None of Maxtor, Maxtor’s Subsidiaries or any of their respective officers, directors, employees, agents, representatives and affiliates (collectively, “Representatives”) shall, directly or indirectly (i) initiate, solicit, or knowingly and intentionally encourage or facilitate, any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage in any negotiations concerning, or provide any nonpublic information to, or have any discussions with, any person relating to, any Acquisition Proposal, (iii) waive, terminate, modify or fail to enforce any provision of any contractual “standstill” or similar obligation of any person other than Seagate or its affiliates or (iv) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal, or execute or enter into any letter of intent, agreement in principle, merger agreement, share purchase agreement, asset purchase or share exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal or publicly propose or agree to do any of the foregoing; provided that, in the event Maxtor receives an unsolicited bona fide Acquisition Proposal and Maxtor’s board of directors concludes in good faith that such Acquisition Proposal constitutes or is reasonably likely to constitute a Superior Proposal, prior to the closing of the polls as to the approval of this Agreement at the Maxtor Stockholders Meeting, Maxtor may, and may permit its Subsidiaries and its and their Representatives to, take any action described in clause (ii) above to the extent that the board of directors of Maxtor concludes in good faith (after consultation with its outside counsel) that failure to take such actions would reasonably be expected to result in a violation of its fiduciary duties under applicable law; provided further that (x) prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, Maxtor shall have entered into a confidentiality agreement with such third party on terms no less favorable to Maxtor than the Confidentiality Agreement (including, without limitation, “standstill” provisions no less favorable to Maxtor than those contained in the Confidentiality Agreement), and (y) Maxtor shall also furnish to Seagate a copy of any confidential data or information that it is furnishing to any third party pursuant to this Section 7.8(a) to the extent not previously furnished to Seagate. Maxtor will immediately cease and cause to be terminated any activities, discussions or negotiations it or its Subsidiaries or any of their respective Representatives may have conducted before the date of this Agreement with any persons other than Seagate with respect to any Acquisition Proposal and will (and will cause its Subsidiaries and their Representatives to) enforce any confidentiality or similar agreement relating to an Acquisition Proposal, including by requiring the other parties thereto to promptly return or destroy any confidential information previously furnished by Maxtor or such Subsidiaries or Representatives thereunder and by using its best efforts to obtain injunctions or other equitable remedies to prevent or restrain any breaches of such agreements and to enforce specifically the terms thereof in a court of competent jurisdiction. Maxtor will promptly (within one Business Day) advise Seagate following receipt of any Acquisition Proposal, or of any request for nonpublic information or access to the books and records of Maxtor in connection with a possible Acquisition Proposal, describing the substance thereof (including the identity of the person making such Acquisition Proposal or request for information or access), and will keep Seagate apprised of the status and the material terms and conditions of the Acquisition Proposal and any material changes thereto on a current basis

(and in any event no later than 48 hours after the occurrence of any such material changes). Without limiting the foregoing, Maxtor shall promptly, and in any event within 24 hours, notify Seagate orally and in writing if it determines to begin providing information or to engage in negotiations concerning an Acquisition Proposal pursuant to this Section 7.8.

As used in this Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal which the Board of Directors of Maxtor concludes in good faith to be more favorable from a financial point of view to its stockholders than the Merger and the other transactions contemplated hereby, (1) after receiving the advice of its financial advisor (who shall be a nationally recognized investment banking firm), (2) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (3) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law; provided that for purposes of the definition of “Superior Proposal”, the references to “more than 25%” in the definition of Acquisition Proposal shall be deemed to be references to “a majority” and the definition of Acquisition Proposal shall only refer to a transaction directly involving Maxtor (and not exclusively its Subsidiaries).

(b) Notwithstanding anything in this Agreement to the contrary, if, at any time after the date of this Agreement and prior to the adoption of this Agreement by the stockholders of Maxtor, Maxtor receives an Acquisition Proposal and the Board of Directors shall have concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by Seagate pursuant to clause (iii) below, the Board of Directors of Maxtor may (x) effect a Change in Maxtor Recommendation and/or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal if the Board of Directors of Maxtor determines in good faith, after consultation with outside counsel, that failure to take such action would reasonably be expected to result in a violation of its fiduciary duties under applicable law; provided, however that Maxtor shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless concurrently with such termination Maxtor pays to Seagate the Termination Fee payable pursuant to Section 9.2(b); and provided, further, that the Board of Directors may not effect such a Change in Maxtor Recommendation pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless:

(i) Maxtor shall have complied in all material respects with this Section 7.8;

(ii) Maxtor shall have provided prior written notice to Seagate, at least five Business Days in advance (the “Notice Period”), of its intention to effect a Change in Maxtor Recommendation in response to such Superior Proposal or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents; and

(iii) prior to effecting such a Change in Maxtor Recommendation or terminating this Agreement to enter into a definitive agreement with respect to such Superior Proposal, Maxtor shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Seagate in good faith (to the extent Seagate desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

Maxtor shall be required to deliver a new written notice to Seagate in the event of any material revisions to the Superior Proposal, in which event the Notice Period shall commence following the receipt by Seagate of such new written notice.

(c) Nothing contained in this Agreement shall prevent Maxtor or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, provided that such

Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement; and provided further, that any such disclosure (other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change in Maxtor Recommendation unless the Maxtor Board of Directors (i) expressly reaffirms its recommendation in favor of the adoption of this Agreement (as then modified) in such disclosure and (ii) expressly rejects such other Acquisition Proposal in such disclosure.

(d) Maxtor agrees that any violation of the restrictions set forth in this Section 7.8 by any Representative of Maxtor or any of its Subsidiaries, at the direction or with the consent or prior knowledge or awareness of Maxtor or its Subsidiaries, shall be deemed to be a breach of this Section 7.8 by Maxtor.

7.9 Employee No-Hire/Non-Solicit. Neither Seagate nor Maxtor will, until the earlier of (i) the Closing Date or (ii) three months after the date this Agreement is terminated in accordance with its terms, directly or indirectly, (A) solicit the employment or consulting services of technical and/or management-level employees of the other party, in accordance with the terms set forth in the Confidentiality Agreement, or (B) solicit the employment or consulting services of, or hire or employ or engage as a consultant, any of the executive officers, vice presidents, senior directors or executive directors or other key employees of the other party, so long as they are employed or engaged by the other party and for three months after they cease to be employed or engaged by the other party; provided, however, that (i) soliciting by means of a general advertisement not directed at (A) any particular individual or (B) the employees or consultants of the other party generally and (ii) appropriate actions taken in furtherance of integration planning, shall not be deemed to be a breach of this Section 7.9. For purposes of this paragraph, “other key employees” shall mean and include all employees with a base salary in excess of $175,000.

7.10 Tax Reporting Requirement. Seagate and Maxtor shall timely satisfy or cause to be timely satisfied the reporting requirements contained in United States Treasury Regulation Section 1.367(a)-3(c)(6).

7.11 Resignation of Maxtor Directors. At the Closing, Maxtor shall deliver to Seagate evidence reasonably satisfactory to Seagate of the resignation of all directors of Maxtor. Upon the request of Seagate, as specified by Seagate reasonably in advance of the Closing, Maxtor will seek to obtain the resignation of all directors of Subsidiaries of Maxtor, in each case, effective at the Effective Time, or as soon thereafter as is practicable under applicable local laws.

7.12 Appointment of Seagate Directors. Effective at the Effective Time, Seagate shall increase the size of its Board of Directors by one member, and cause Dr. C.S. Park to be appointed to the Board of Directors of Seagate. The Board of Directors of Seagate shall also give consideration to appointing as a director of Seagate at the first meeting of the Board of Directors of Seagate following the Effective Time an individual who serves on the Board of Directors of Maxtor as of the date of this Agreement.

7.13 Exemption From Liability Under Section 16(b). Assuming that Maxtor delivers to Seagate the Section 16 Information (as defined below) reasonably in advance of the Effective Time, the Board of Directors of Seagate, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing that the receipt by the Maxtor Insiders (as defined below) of Seagate Common Stock in exchange for shares of Maxtor Common Stock, and of options to purchase and other rights to receive Seagate Common Stock upon conversion of Maxtor Options and Maxtor RSUs, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information provided by Maxtor to Seagate prior to the Effective Time, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act such that any such receipt shall be so exempt. “Section 16 Information” shall mean information accurate in all relevant respects regarding the Maxtor Insiders, the number of shares of Maxtor Common Stock held by each such Maxtor Insider and the number and description of the Maxtor Options and Maxtor RSUs held by each such Maxtor Insider. “Maxtor Insiders” shall mean those officers and directors of

Maxtor who after consummation of the Merger will be subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

7.14 Takeover Statutes. If any Takeover Statute is or may become applicable to the transactions contemplated by this Agreement, each of Maxtor and Seagate and their respective Board of Directors shall, subject to applicable law, grant any approvals and take any actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement, and otherwise act to eliminate or minimize the effects of any Takeover Statute on these transactions.

7.15 Convertible Senior Notes.

(a) Maxtor shall provide, or shall cause to be provided, in accordance with the applicable terms of each Indenture, to the trustee under each such Indenture and to each Holder (as defined in each respective Indenture), any notices required by such Indenture to be delivered prior to the Effective Time by virtue of the transactions contemplated hereby.

(b) Prior to the Effective Time, Seagate and the Surviving Company shall take such actions as are required under each Indenture to establish and evidence the rights of the holders of the Convertible Notes issued under such Indenture to convert each such Convertible Note, after the Effective Time, into Seagate Common Stock, and cash, as applicable, upon the terms and subject to the conditions and other provisions of such Indenture, including the execution and delivery of supplemental indentures, officers certificates and opinions of counsel. After the Effective Time, Seagate shall, and shall cause the Surviving Company to: (a) deliver to the holders of the Convertible Notes and the 5 3/4% Notes appropriate notices required by the terms of the applicable Indenture as a result of the transactions contemplated hereby, (b) comply with the terms and conditions and other provisions of each Indenture with respect to the purchase and or the conversion of the Convertible Notes from the holders thereof as a result of the transactions contemplated hereby, if required by the terms of such Indenture, and (c) take all such further actions, including the delivery of any officers’ certificates and opinions of counsel required by the Indentures, as may be necessary to comply with all of the terms and conditions of the Indentures.

(c) Assuming that Maxtor delivers to Seagate any information with respect to Maxtor or the holders of the 2.375% Notes required to be contained therein in order to permit the resale by such holders of the 2.375% Notes and the Seagate Common Stock upon conversion thereof, Seagate shall use its best efforts to file with the SEC a registration statement on Form S-3 with respect to the shares of Seagate Common Stock to be issued upon conversion of the 2.375% Notes prior to the Effective Time and Seagate shall use its best efforts to have such registration statement become effective at or prior to the Effective Time and to maintain the effectiveness of such registration statement (and maintain the current status of the related prospectus) in accordance with, and subject to, the terms of the 2.375% Notes, the 2005 Indenture and the related registration rights agreement.

8.	CONDITIONS PRECEDENT

8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Maxtor Stockholder Approval and the Seagate Stockholder Approval shall have been obtained.

(b) Other Approvals. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, and the approvals required to consummate the Merger pursuant to the specified Antitrust Laws of the jurisdictions listed in Exhibit A hereto shall have been obtained (or any applicable waiting period thereunder shall have been terminated or shall have expired) or litigation relating to the denial of such required approvals shall have terminated in favor of the approval of the transaction (the “Requisite Regulatory Approvals”).

(c) S-4 Effectiveness. The S-4 shall have been declared effective under the Securities Act, and no stop order suspending the effectiveness of the S-4 shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC.

(d) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order, law, rule, regulation, writ, injunction, ruling or decree (whether temporary, preliminary or permanent) issued, enacted, entered, enforced or deemed applicable to the Merger or other legal restraint or prohibition shall be in effect in any jurisdiction where either Seagate or Maxtor have substantial revenues or operations which prevents or makes illegal the consummation of the Merger on substantially the same terms and conferring on Seagate substantially all the rights and benefits as contemplated herein, nor shall any proceeding brought by any Governmental Entity located in any jurisdiction where either Seagate or Maxtor have substantial revenues or operations with a likelihood of success that is not remote and seeking any of the foregoing be pending.

8.2 Conditions to Obligations of Seagate. The obligations of Seagate and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Seagate and Merger Sub at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Maxtor set forth in this Agreement (other than Section 4.2(a)) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this condition, all such representations and warranties (other than Section 4.2(a)) shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct (i) results from the intentional misrepresentation by Maxtor as of the date of this Agreement and (ii) individually or in the aggregate, results in a Material Adverse Effect on Maxtor, and provided that, for purposes of determining the satisfaction of condition (ii) above, no effect shall be given to any exception in such representations and warranties relating to materiality or a Material Adverse Effect. The representations and warranties of Maxtor set forth in Section 4.2(a) shall have been true and correct in all material respects as of the date of this Agreement. Seagate shall have received a certificate signed on behalf of Maxtor by the Chief Executive Officer and Chief Financial Officer of Maxtor to the foregoing effect.

(b) Performance of Obligations of Maxtor. Maxtor shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement (including the Specified Covenants, as defined below) at or prior to the Closing Date; provided, however, that for purposes of determining the satisfaction of this condition, the covenants of Maxtor other than the Specified Covenants shall be deemed performed or complied with in all material respects unless the failure to so perform or comply is the result of an intentional breach of such agreement or covenant by Maxtor. Seagate shall have received a certificate signed on behalf of Maxtor by the Chief Executive Officer and the Chief Financial Officer of Maxtor to such effect. “Specified Covenants” shall mean those covenants and agreements, which if breached by Maxtor, would result in the representations and warranties of Maxtor set forth in Section 4.2(a) not being true as of the Effective Time as if made as of the Effective Time and not as of the date of this Agreement; provided, that for such purposes the representations and warranties contained in Section 4.2(a) as of the date of this Agreement shall be deemed to have been updated to take into account any actions taken by Maxtor between the date of this Agreement and the Effective Time that were permitted to be taken under Section 6.2.

8.3 Conditions To Obligations Of Maxtor. The obligation of Maxtor to effect the Merger is also subject to the satisfaction or waiver by Maxtor at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Seagate and Merger Sub set forth in this Agreement (other than Section 5.2) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception in such representations and warranties relating to materiality or a Material Adverse Effect (other than Section 5.8 where the Material Adverse Effect qualifier shall be given effect), and provided further, that, for purposes of this condition, such representations and warranties shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on Seagate. The representations and warranties of Seagate and Merger Sub set forth in Section 5.2 shall have been true and correct in all material respects as of the date of this Agreement. Maxtor shall have received a certificate signed on behalf of each of Seagate and Merger Sub by the Chief Executive Officer and the Chief Financial Officer of each of Seagate and Merger Sub to the foregoing effect.

(b) Performance of Obligations of Seagate. Seagate and Merger Sub shall each have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date, and Maxtor shall have received a certificate signed on behalf of each of Seagate and Merger Sub by the Chief Executive Officer and the Chief Financial Officer of each of Seagate and Merger Sub to such effect.

(c) NYSE Listing. The shares of Seagate Common Stock to be issued to the holders of Maxtor Common Stock upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have been any fact, event, change, development, circumstance or effect which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Seagate and Maxtor (taken together, as a whole).

9.	TERMINATION AND AMENDMENT

9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual consent of Seagate, Merger Sub and Maxtor in a written instrument, if the Board of Directors of each so determines;

(b) by either Seagate or Maxtor if (i) any Governmental Entity of competent jurisdiction that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or (ii) any Governmental Entity of competent authority located in a jurisdiction where either Seagate or Maxtor have substantial revenues or operations shall have issued an injunction, judgment or order or taken any other action prohibiting the consummation of the Merger and such injunction, judgment, order or other action is or shall have become final and nonappealable (a “Restraint”); provided that the party seeking to terminate this Agreement pursuant to this Section 9.1(b) shall have complied with its obligations under Section 7.1 (subject to the limitations contained therein);

(c) by either Seagate or Maxtor if the Effective Time shall not have occurred on or before March 20, 2007 (the “Termination Date”);

(d) by Seagate (provided that Seagate is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if Maxtor shall have breached (i) any of the covenants or agreements made by Maxtor herein or (ii) any of the representations or warranties made by Maxtor herein, and in either case, such breach (x) is not cured within 30 days following written notice thereof by Seagate to Maxtor, or which breach, by its nature, cannot be cured prior to the Termination Date and (y) as a result of such breach one or more of the conditions to closing under Section 8.1 or 8.2 are not capable of being satisfied prior to the Termination Date, such that Seagate would not be obligated to effect the Merger;

(e) by Maxtor (provided that Maxtor is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if Seagate or Merger Sub shall have breached (i) any of the covenants or agreements made by Seagate or Merger Sub herein or (ii) any of the representations or warranties made by Seagate or Merger Sub herein, and in either case, such breach (x) is not cured within 30 days following written notice thereof by Maxtor to Seagate, or which breach, by its nature, cannot be cured prior to the Termination Date and (y) as a result of such breach one or more of the conditions to closing under Section 8.1 or 8.3 are not capable of being satisfied prior to the Termination Date, such that Maxtor would not be obligated to effect the Merger;

(f) by either Seagate or Maxtor if the Maxtor Stockholders Meeting has been duly held, the approval of this Agreement has been put to a vote by the Maxtor stockholders, the polls have closed as to such vote, and the Maxtor Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Maxtor Stockholders Meeting;

(g) by either Seagate or Maxtor if the Seagate Stockholders Meeting has been duly held, the approval of the Seagate Share Issuance has been put to a vote by the Seagate stockholders, the polls have closed as to such vote, and the Seagate Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Seagate Stockholders Meeting;

(h) prior to the adoption of this Agreement by the stockholders of Maxtor, by Maxtor in accordance with, and subject to the terms and conditions of, Section 7.8(b); or

(i) by Seagate, if (i) the Board of Directors of Maxtor shall have failed to recommend the adoption of this Agreement in the Joint Proxy Statement/Prospectus, or shall have effected a Change in Maxtor Recommendation (or shall have publicly disclosed its intention to effect a Change in Maxtor Recommendation), (ii) Maxtor shall have materially breached the terms of Section 7.8 hereof in any respect adverse to Seagate, or (iii) Maxtor shall have breached its obligations under Section 7.3 by failing to call, give notice of, convene and hold the Maxtor Stockholders Meeting in accordance with Section 7.3.

9.2 Effect of Termination.

(a) In the event that this Agreement is terminated by either Seagate or Maxtor as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and none of Seagate, Maxtor, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 7.2(b), 9.2, and 10.2 shall survive any termination of this Agreement and (ii) except to the extent otherwise expressly provided in this Agreement, neither Seagate nor Maxtor shall be relieved or released from any liabilities or damages arising out of its prior willful breach of any provision of this Agreement (including any such prior willful breach that becomes the basis for termination of this Agreement under Sections 9.1(d) or (e) hereof).

(b) In the event that this Agreement is terminated (i) by Maxtor pursuant to Section 9.1(h), (ii) by Seagate pursuant to Section 9.1(i), or (iii) by Maxtor pursuant to Section 9.1(f) and, in the case of this clause (iii), at the time of such termination, Seagate has the right to terminate this Agreement pursuant to Section 9.1(i), Maxtor shall pay Seagate the sum of $53 million (the “Termination Fee”) at or prior to the time of termination in the case in which the Termination Fee is payable pursuant to clause (i) of this Section 9.2(b) or as promptly as possible (but in any event within two Business Days after the time of termination) in the case in which the Termination Fee is payable pursuant to clause (ii) or (iii) of this Section 9.2(b).

(c) In the event that this Agreement is terminated by Maxtor or Seagate pursuant to Section 9.1(f) and the Termination Fee would not be payable pursuant to Section 9.2(b)(iii) as a result of such termination, Maxtor shall pay Seagate an amount equal to the sum of Seagate Expenses as promptly as possible (but in any event within two Business Days after its receipt of an invoice from Seagate for its actual, documented expenses) provided that in the event (i) an Acquisition Proposal shall have been publicly announced (or any person shall have publicly announced an intention, whether or not conditional, to make an Acquisition Proposal) at any time after the date of this Agreement and prior to the date of the taking of the vote of the stockholders of Maxtor contemplated by this Agreement at the Maxtor Stockholders Meeting, (ii) such Acquisition Proposal shall not have been absolutely and unconditionally withdrawn and abandoned more than 10 days prior to such Maxtor Stockholders Meeting and (iii) Maxtor enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal within 12 months after the termination of this Agreement by Maxtor or Seagate pursuant to Section 9.1(f), then Maxtor shall pay Seagate the Termination Fee, less the amount of any Seagate Expenses previously paid to Seagate by Maxtor, on the date of execution of such definitive agreement or, if earlier, consummation. “Seagate Expenses” means those fees and expenses actually incurred by Seagate in connection with this Agreement and the transactions contemplated hereby through the date of termination of this Agreement, including fees and expenses of counsel, investment bankers, accountants, experts, consultants and other Representatives of Seagate.

(d) If this Agreement is terminated by Seagate or Maxtor pursuant to Section 9.1(b)(i), Section 9.1(b)(ii) (but only in the event that the Restraint giving rise to the right to terminate relates to Antitrust Law or any other regulatory matter) or Section 9.1(c) (but only in the event that at the time of such termination the Maxtor Stockholder Approval shall have been obtained unless the failure to obtain the Maxtor Stockholder Approval results from (i) the breach by Seagate or Merger Sub of any of the covenants or agreements made by Seagate or Merger Sub herein or (ii) the failure of Seagate or Merger Sub to provide information, consents or opinions concerning Seagate or the Merger that are necessary to permit the S-4 to be declared effective by the SEC), Seagate shall pay to Maxtor an amount equal to $300 million (the “Non-Clearance Fee”) as promptly as possible (but in any event within two Business Days after the time of termination).

(e) In the event that this Agreement is terminated by Maxtor or Seagate pursuant to Section 9.1(g), then Seagate shall pay Maxtor the sum of $10 million plus an amount equal to the sum of Maxtor Expenses as promptly as possible (but in any event within two Business Days after its receipt of an invoice from Maxtor for its actual, documented expenses). “Maxtor Expenses” means those fees and expenses actually incurred by Maxtor in connection with this Agreement and the transactions contemplated hereby through the date of termination of this Agreement, including fees and expenses of counsel, investment bankers, accountants, experts, consultants and other Representatives of Maxtor.

(f) Any amount that becomes payable pursuant to Sections 9.2(b), 9.2(c), 9.2(d) or 9.2(e) shall be paid by wire transfer of immediately available funds to an account designated by the party entitled to receive such funds.

(g) Maxtor and Seagate agree that the agreements contained in Sections 9.2(b), 9.2(c), 9.2(d) and 9.2(e) are an integral part of the transactions contemplated by this Agreement, that without such agreement Maxtor and Seagate would not have entered into this Agreement, and that such amounts do not constitute a penalty. If either party fails to pay the amounts due under Sections 9.2(b), 9.2(c), 9.2(d) or 9.2(e) within the time periods specified in such sections, such party shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by the other party in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(h) Maxtor and Seagate agree that notwithstanding anything in this Agreement to the contrary (i) payment in full of the Termination Fee pursuant to this Section 9.2 constitutes full performance by Maxtor under this Agreement with respect to such termination (and shall also be Seagate’s and Merger Sub’s sole and exclusive remedy with respect to any breach by Maxtor of this Agreement that may have occurred prior to such termination, and that all other damages or remedies, at law or in equity (including provisional remedies), that might otherwise have been available to Seagate and Merger Sub are waived by Seagate and Merger Sub upon their acceptance of such payment) and (ii) payment in full of the Non-Clearance Fee pursuant to this Section 9.2 constitutes full performance by Seagate and Merger Sub under this Agreement with respect to such termination (and shall also be Maxtor’s sole and exclusive remedy with respect to any breach by Seagate or Merger Sub of this Agreement that may have occurred prior to such termination, and that all other damages or remedies, at law or in equity (including provisional remedies), that might otherwise have been available to Maxtor are waived by Maxtor upon its acceptance of such payment). Notwithstanding the foregoing, Maxtor agrees that, in the event that Maxtor (i) does not reject or refuse to accept payment of the Non-Clearance Fee within five Business Days of the date such payment is tendered or (ii) institutes any suit, claim, action or proceeding against Seagate or Merger Sub seeking any damages or remedies, at law or in equity, under or by reason of this Agreement (other than for payment of the Non-Clearance Fee), Maxtor shall be deemed to have irrevocably waived and forfeited any right to collect the Non-Clearance Fee pursuant to Section 9.2 and Seagate shall under no circumstances be thereafter obligated to pay to Maxtor the Non-Clearance Fee pursuant to Section 9.2.

9.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Maxtor or of Seagate; provided, however, that after any approval of the transactions contemplated by this Agreement by Maxtor’s stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which changes the amount or changes the form of the consideration to be delivered to the Maxtor stockholders hereunder other than as contemplated by this Agreement, or which adversely affects the intended tax treatment of the Merger for holders of Maxtor Common Stock. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

10.	GENERAL PROVISIONS

10.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

10.2 Expenses. Except as provided in Section 9.2 hereof, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

10.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or delivered by an overnight courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Seagate, to:

Seagate Technology

920 Disc Drive

Scotts Valley, CA 95066

Attention: William L. Hudson

Facsimile: (831) 438-6675

with copies to:

Simpson Thacher & Bartlett LLP
3330 Hillview Avenue
Palo Alto, California 94304
Attention: William Hinman
Facsimile: (650) 251-5002

and:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
Attention: Larry W. Sonsini
Facsimile: (650) 493-6811

(b) if to Maxtor, to:

Maxtor Corporation
500 McCarthy Boulevard
Milipitas, CA 95035
Attention: Dr. C.S. Park Duston Williams
Facsimile: (408) 232-6910

with copies to:

William Sweeney
Vice President, Secretary and General Counsel
Maxtor Corporation
2452 Clover Basin Drive
Longmont, CO 80503
Fax: (303) 678-3111

and:

DLA Piper Rudnick Gray Cary US LLP
2000 University Avenue
East Palo Alto, CA 94303
Attention: Diane Holt Frankle
Facsimile: (650) 833-2001

Any party to this Agreement may give any notice or other communication hereunder using any other means (including electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it is acknowledged as actually received by the party for whom it is intended.

10.4 Interpretation; Mutual Drafting. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Notwithstanding anything in this Agreement to the contrary, no provision of this Agreement shall be construed to require Maxtor, Seagate or any of their respective officers, directors, Subsidiaries or affiliates to take any action which would violate or conflict with any applicable law (whether statutory or common), rule or regulation. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations among the parties.

10.5 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.6 Entire Agreement. This Agreement (together with the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, as amended by Section 7.2(b) hereof, which shall survive the execution and delivery of this Agreement.

10.7 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within the State of Delaware.

(b) In any action or proceeding between any of the parties arising out of or relating to this Agreement or the agreements delivered in connection herewith or any of the transactions contemplated by this Agreement or by such related agreements, each of the parties hereto : (a) irrevocably and unconditionally consents and submits, for itself and its property, to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (or, case of any claim as to which the federal courts have exclusive subject matter jurisdiction, the Federal court of the United States of America, sitting in Delaware); (b) agrees that all claims in respect of such action or proceeding must be commenced, and may be heard and determined, exclusively in the Court of Chancery of the State of Delaware (or, if applicable, such Federal court); (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the Court of Chancery of the State of Delaware (and, if applicable, such Federal court); and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Court of Chancery of the State of Delaware (or, if applicable, such Federal court). Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10.3. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7(c).

10.8 Severability. Any term or provision of this Agreement which is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this

Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party or its stockholders. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

10.9 Publicity. Seagate and Maxtor shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as they may determine, after consulting with outside counsel, are required by law or the rules and regulations of the NYSE. Without limiting the reach of the preceding sentence, Seagate and Maxtor shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party. In addition, Maxtor and its Subsidiaries shall (a) consult with Seagate regarding communications with customers, stockholders, prospective investors and employees related to the transactions contemplated hereby, (b) provide Seagate with stockholder lists of Maxtor and (c) allow and facilitate Seagate contact with stockholders of Maxtor and other prospective investors.

10.10 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Except as otherwise specifically provided in Section 7.6 hereof, nothing in this Agreement is intended to confer upon any person other than the parties hereto any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, that, only after the Effective Time, former holders of Maxtor Common Stock shall be entitled to the benefits of Sections 3.1 and 3.2 solely with respect to their right to receive shares of Seagate Common Stock subject to, and in accordance with, the terms of this Agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Seagate, Merger Sub and Maxtor have caused this Agreement to be executed by their respective officers hereunto duly authorized as of the date first above written.

SEAGATE TECHNOLOGY

By:	/S/ WILLIAM D. WATKINS
Name: Title:	William D. Watkins Chief Executive Officer and President

MD MERGER CORPORATION

By:	/S/ WILLIAM D. WATKINS
Name: Title:	William D. Watkins Chief Executive Officer and President

MAXTOR CORPORATION

By:	/S/ DR. C. S. PARK
Name: Title:	Dr. C. S. Park Chairman and Chief Executive Officer

EXHIBIT A

Requisite Regulatory Approvals

The following constitute the Requisite Regulatory Approvals:

Jurisdiction	Antitrust Law
United States	The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (HSR)

European Economic Area	Council Regulation (EC) 139/2004 of 20 January 2004 on the Control of Concentrations between Undertakings (ECMR)

Japan	The Act Concerning Prohibition of Private Monopolisation and Maintenance of Fair Trade, Law No. 54 of 1947, as amended

Korea	The Monopoly Regulation and Fair Trade Act 1980, amended by Law No. 7315 December 2004

Taiwan	The Fair Trade Law of 1991, as amended

In each of the above items the laws listed are intended to represent the application laws, legislations, acts, statutes and rules as amended and any accompanying notices and guidelines applicable in the case of acquisitions and mergers as in force at the time of this Agreement and Plan of Merger.